                                                 FILE PURSUANT TO RULE 424(b)(1)
                                                      REGISTRATION NO. 333-63586
                                                                       333-65436

                                2,000,000 SHARES
                                  COMMON STOCK
                               GMX RESOURCES INC.

                                     [LOGO]

                                ---------------

    This is a public offering of 2,000,000 shares of common stock by GMX RESOURCES INC.

    Our common stock is listed on the Nasdaq National Market under the symbol "GMXR". The closing price of our common stock was $5.70 on July 18, 2001.

    INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                        PER SHARE      TOTAL
                                                        ---------   -----------
Public Offering Price.................................   $ 5.50     $11,000,000
Underwriting discounts and commissions................   $0.385     $   770,000
Proceeds to GMX RESOURCES INC. (before expenses)......   $5.115     $10,230,000

    We expect total cash expenses of the offering to be approximately $450,000, which will include a non-accountable expense allowance of one percent of the gross proceeds of this offering payable to Paulson Investment Company, Inc., the managing underwriter. We have granted the underwriters the option for a period of 45 days to purchase up to an additional 300,000 shares to cover over-allotments, if any. We will also grant to the underwriters five-year warrants to purchase up to 200,000 shares of common stock for $6.60 per share.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

    We have a firm commitment underwriting agreement with the underwriters to purchase the common stock. Paulson Investment Company, Inc. on behalf of the underwriters, expects to deliver the shares on or about July 24, 2001.

                            ------------------------

                        PAULSON INVESTMENT COMPANY, INC.
                       I-BANKERS SECURITIES INCORPORATED

                 The date of this prospectus is July 18, 2001.

                               PROSPECTUS SUMMARY

    The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus. Certain terms used in this prospectus are explained under the section "Certain Technical Terms" on page 48.

                            ABOUT GMX RESOURCES INC.

    GMX is an independent oil and gas company. At the time of our organization in 1998, we acquired from an unrelated third party, for $6.0 million, producing and undeveloped properties located primarily in east Texas and northwestern Louisiana, Kansas and southeastern New Mexico. When we acquired them, the properties consisted of 71.1 net producing wells, 20,829 net developed and 317 net undeveloped acres. At the acquisition date, the properties had estimated proved developed reserves of 5 Bcfe. These properties were acquired out of a bankruptcy reorganization of a small privately held company. We believe the properties had not been developed to their full potential as a result of the financial condition and lack of technical geological expertise of the prior owner. However, there was substantial high quality geological and engineering data available for the properties, waiting to be evaluated.

    Since the acquisition, we have conducted extensive geological and engineering evaluation of the property base, improved the operating efficiencies of the producing properties, recompleted or reworked 58 wells, drilled 5 additional wells and acquired additional related acreage and reserves. As a result, we have added proved reserves in existing producing wells and identified proved reserves that can be developed by drilling additional wells. As of May 31, 2001, Sproule Associates Inc., our independent petroleum engineers, estimates our proved reserves have increased to 85 Bcfe, up from 72 Bcfe at December 31, 2000. An estimated 22 Bcfe is expected to be produced from existing wells and another 63 Bcfe, or 74% of the proved reserves, is classified as proved undeveloped.

    On February 12, 2001, we completed an initial public offering of 1,250,000 units at a price of $8.00 per unit and received $8.3 million in proceeds, net of commissions and offering expenses. Since the date of the initial public offering, we have drilled two new gas wells, the Annie Perry #1 and the Sanders Moore #1, to multiple productive zones of the Cotton Valley formation in our East Texas properties, which is located at a greater depth than the formation from which our other wells in the area are producing. These wells confirm the presence of proved reserves in this formation, which had not been confirmed as of December 31, 2000. These wells also encountered proved undeveloped reserves in the Travis Peak and Petit formations at shallower depths. The wells had been completed in the Cotton Valley formation at July 12, 2001 and were in the process of being completed in the shallower Travis Peak or Petit formations at that time. As of May 31, 2001, as a result of these wells, Sproule
Associates Inc., our independent petroleum engineers, estimates our proved reserves in the Cotton Valley to be 2.1 Bcfe of proved developed reserves from the two productive wells and 11.7 Bcfe of proved undeveloped reserves attributable to the Cotton Valley formation in 14 potential drilling locations, excluding reserves attributable to other formations that may be encountered in these wells. We also believe the current proved undeveloped reserve estimates for the Cotton Valley formation will be increased if our two new wells establish a production history and our new drilling is successful. We have therefore modified our drilling plan to include additional Cotton Valley wells which require more capital to drill and complete because of their increased depth. This offering will supplement the remaining proceeds of the initial public offering to accelerate our Cotton Valley development drilling.

    Our strategy is to create additional value from our existing property base through development of quality proved undeveloped properties and exploitation activities focused on adding proved reserves from the inventory of probable and possible drilling locations. We will also continue to seek improvement in operating efficiencies, exploitation of existing recompletion and work-over opportunities and will consider acquisitions of additional properties when favorable opportunities are presented. We will implement these strategies with the following resources:

    DEVELOPMENT POTENTIAL IN EAST TEXAS PROPERTIES. As a result of the successful drilling of two Cotton Valley formation wells in East Texas, we believe we have significant further development and exploration potential on our East Texas properties. During the remainder of 2001, we plan to drill 14 additional Cotton Valley wells to depths of approximately 8,000 to 10,000 feet at an estimated cost of $19 million. If these wells are successful, we expect additional proved undeveloped Cotton Valley locations can be identified. We have two drilling rigs from Nabors Drilling USA LP, a large drilling contractor, committed to us for 2 years to drill in East Texas. We also have proved undeveloped reserves in the Petit and Travis Peak formations at shallower depths of 5,500 to 7,000 feet. In total, we have identified 200 potential drilling locations on our East Texas properties. We are also acquiring additional acreage to expand the exploitation potential of these properties.

    OTHER DRILLING AND EXPLOITATION OPPORTUNITIES. We have a substantial inventory of drilling and recompletion projects with an estimated 56 Bcfe of proved undeveloped reserves as of May 31, 2001 on the remainder of our properties. These projects included 10 recompletion projects and 32 new drilling locations with proved undeveloped reserves. We expect to locate additional proved drilling and recompletion opportunities as our evaluation and drilling of the property base continues. We plan to drill two development wells on our Western Kansas properties in 2001.

    EMPHASIS ON GAS RESERVES. Production for 2000 was 61% gas and 39% oil. Proved reserves as of May 31, 2001 are 69% gas and 31% oil. We intend to emphasize acquisition and development of gas reserves due to the long term outlook for gas demand, but will continue to maintain a portion of our reserves in oil to take advantage of the current high price levels.

    Our principal executive office is located at 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma, 73114 and our telephone number is (405) 600-0711.

                                  THE OFFERING

Securities offered..............................  2,000,000 shares of common stock.

Securities outstanding after
this offering...................................  CLASS OR SERIES                        NUMBER OF
                                                  -------------------------------       SECURITIES
                                                                                   ---------------
                                                  Common Stock                           6,250,000
                                                  Class A Warrants                    1,250,000(3)
                                                  Class B Warrants                    1,250,000(3)

Use of proceeds.................................  Drilling of oil and gas wells and leasehold acquisition costs

Nasdaq National
Market symbols..................................  Common Stock--GMXR

------------------------

(2) Does not include 1,250,000 shares of common stock issuable upon exercise of the 1,250,000 Class A warrants, 1,250,000 shares of common stock issuable upon exercise of the Class B warrants and 375,000 shares of common stock issuable upon exercise of the underwriters' warrants and the warrants underlying the underwriters' warrants issued in our initial public offering. Also assumes no exercise of the over allotment option or 200,000 shares issuable to the underwriters upon exercise of underwriters' warrants, and 115,000 shares issuable upon exercise of outstanding options under the GMX stock option plan.

(3) The Class A warrants allow holders to purchase our common stock for $9.00 per share prior to March 12, 2002 and $12.00 per share thereafter. The
    Class B warrants allow holders to purchase our common stock for $10.00 per share. The Class A warrants expire on February 12, 2006 and the Class B warrants expire on February 12, 2003.

RISK FACTORS

    You should consider carefully the "Risk Factors" beginning on page 8 of this prospectus before making an investment in the common stock and warrants.

    EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION OR ANY OF THE UNDERWRITERS' WARRANTS. REFERENCES TO "US," THE "COMPANY" OR "GMX" INCLUDE GMX RESOURCES INC. AND OUR WHOLLY-OWNED SUBSIDIARIES, EXPEDITION NATURAL RESOURCES INC. AND ENDEAVOR PIPELINE INC., UNLESS OTHERWISE INDICATED.

                             SUMMARY FINANCIAL DATA

    The following table presents a summary of our financial information for the periods indicated. It should be read in conjunction with our consolidated financial statements and related notes and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The summary financial information as of and for the three months ended March 31, 2001 and 2000, is unaudited and, in the opinion of management reflects all adjustments that are necessary for a fair statement of the financial position and the results of operations of the interim periods presented. The results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year for a number of reasons, including fluctuating oil and gas prices.

                                                                                    THREE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,                 MARCH 31,
                                        --------------------------------------   ------------------------
                                          1998(1)        1999         2000          2000         2001
                                        -----------   ----------   -----------   ----------   -----------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Oil and gas sales.....................  $ 1,794,513   $2,122,770   $ 4,153,934   $  766,230   $ 1,373,010
Interest and other income.............       33,404       38,915        37,378        7,674        47,434
                                        -----------   ----------   -----------   ----------   -----------
  Total revenues......................    1,827,917    2,161,685     4,191,312      773,904     1,420,444
                                        -----------   ----------   -----------   ----------   -----------
Lease operations......................      895,899      917,590     1,050,552      224,139       345,646
Production and severance taxes........      150,052      157,193       416,607       88,126       116,622
General and administrative............      226,313      368,824       578,641      118,757       256,540
Depreciation, depletion and
  amortization........................      426,562      424,509       420,488      105,080        95,354
Interest..............................      426,709      498,199       664,713      140,270       142,280
                                        -----------   ----------   -----------   ----------   -----------
  Total expenses......................  $ 2,125,535   $2,366,315   $ 3,131,001   $  676,372   $   956,442
                                        -----------   ----------   -----------   ----------   -----------
Income (loss) before income taxes.....     (297,618)    (204,630)    1,060,311       97,532       464,002
Income taxes..........................           --           --        52,000           --       111,000
                                        -----------   ----------   -----------   ----------   -----------
Net income (loss).....................  $  (297,618)  $ (204,630)  $ 1,008,311   $   97,532   $   353,002
                                        ===========   ==========   ===========   ==========   ===========
Net income (loss) applicable to common
  shares..............................  $  (478,368)  $ (373,193)  $   875,810   $   56,407   $   353,002
                                        ===========   ==========   ===========   ==========   ===========
Net income (loss) per share--basic....  $      (.22)  $     (.23)  $       .48   $      .04   $       .10
                                        ===========   ==========   ===========   ==========   ===========
Net income (loss) per
  share--diluted......................  $      (.22)  $     (.23)  $       .29   $      .03   $       .10
                                        ===========   ==========   ===========   ==========   ===========
Weighted average common
  shares--basic.......................    2,176,500    1,632,375     1,822,926    1,515,615     3,652,778
                                        ===========   ==========   ===========   ==========   ===========
Weighted average common
  shares--diluted.....................    2,176,500    1,632,375     3,469,326    3,559,615     3,652,778
                                        ===========   ==========   ===========   ==========   ===========
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating
  activities..........................  $   197,231   $  618,759   $ 1,394,168   $  154,777   $   830,468
Net cash used in investing
  activities..........................   (6,720,450)    (685,060)   (2,177,335)    (644,313)   (1,059,891)
Net cash provided by financing
  activities..........................    6,633,001      491,724       277,997      (41,862)    8,010,772

BALANCE SHEET DATA (AT END OF PERIOD):
Oil and gas properties, net...........  $ 6,870,847   $7,140,790   $ 8,862,690          N/A   $ 9,814,672
Total assets..........................    8,003,667    8,973,163    10,970,282          N/A    19,280,022
Long-term debt, including current
  portion.............................    5,677,348    6,181,813     7,573,864          N/A     6,830,000
Shareholders' equity..................    1,702,382    1,117,483     1,899,793          N/A    10,601,522

OTHER DATA:
EBITDA(2).............................  $   555,653   $  718,078   $ 2,145,512   $  342,882   $   701,636

------------------------

(1) The Company began operations on January 23, 1998. As such, the 1998 period reflects activity from inception date to December 31, 1998.

(2) EBITDA is defined as income (loss) before interest, income taxes, depreciation, depletion and amortization costs. We believe that EBITDA is a financial measure commonly used in the oil and gas industry, and we use it, and expect investors to use it, as an indicator of a company's ability to service and incur debt or fund capital expenditures. One of our debt covenants uses a measure similar to EBITDA. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other data prepared in accordance with accounting principles generally accepted in the United States of America, or as a measure of a company's profitability or liquidity. EBITDA measures as presented may not be comparable to other similarly titled measures of other companies.

                       SUMMARY OPERATING AND RESERVE DATA

    The following table presents an unaudited summary of certain operating and oil and gas reserve data for the periods indicated.

                                                              YEARS ENDED                   THREE MONTHS
                                                              DECEMBER 31,                 ENDED MARCH 31,
                                                     ------------------------------      -------------------
                                                       1998       1999       2000          2000       2001
                                                     --------   --------   --------      --------   --------
PRODUCTION:
Oil production (MBbls)......................              75         71         75            18         19
Natural gas production (MMcf)...............             442        443        710           150        147
Equivalent production (MMcfe)...............             892        869      1,158           258        262
AVERAGE SALES PRICE:
Oil price (per Bbl)(1)......................          $12.67     $16.73     $21.33(1)     $21.69     $29.52
Natural gas price (per Mcf).................            1.91       2.09       3.57          2.50       5.49(1)
                                                      ------     ------     ------        ------     ------
AVERAGE SALES PRICE (PER MCFE)..............          $ 2.01     $ 2.43     $ 3.59        $ 2.97     $ 5.24
OPERATING AND OVERHEAD COSTS (PER MCFE):
Lease operations............................          $ 1.00     $ 1.06     $  .91        $  .87     $ 1.32
Production and severance taxes..............             .17        .18        .36           .34        .44
General and administrative..................             .25        .42        .50           .46        .98
                                                      ------     ------     ------        ------     ------
Total.......................................          $ 1.42     $ 1.66     $ 1.77        $ 1.67     $ 2.74
                                                      ======     ======     ======        ======     ======
CASH OPERATING MARGIN (PER MCFE)............          $  .59     $  .77     $ 1.82        $ 1.30     $ 2.50
OTHER:
Depreciation, depletion and
  amortization--oil and gas properties......          $  .43     $  .43     $  .30        $  .33     $  .30

ESTIMATED NET PROVED RESERVES (AS OF THE                                                             MAY 31, 2001
RESPECTIVE PERIOD END):                                                                              ------------
Natural gas (Bcf)....................................           17.3          19.3        49.1            59.0
Oil (MMbls)..........................................            1.9           1.6         3.9             4.4
Total (Bcfe).........................................           28.7          29.2        72.5            85.4
Reserve Life (in years)(2)...........................            9.1          14.1        15.8            15.2
Estimated Future Net Revenues ($MM)(2)(3)............          $33.4         $50.1      $492.3          $269.5
Present Value ($MM)(2)(3)............................          $25.3         $30.5      $284.2          $146.4

------------------------

(1) Net of results of crude oil hedging activities in 2000 and natural gas hedging activity in 2001. See "Management's Discussion and Analysis of
    Financial Condition and Results of Operations".

(2)  See "Certain Technical Terms".

(3) Estimated Future Net Revenues and Present Value are determined using oil and gas prices as of period end. The lower Estimated Future Net Revenues and Present Value at May 31, 2001 compared to December 31, 2000 is primarily due to a natural gas price of $4.01 used at May 31, 2001 versus $9.90 at December 31, 2000. Estimated Future Net Revenues and the Present Value give no effect to federal or state income taxes attributable to estimated future net revenues. See "Business and Properties--Reserves".

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. BEFORE YOU BUY ANY SHARES OF COMMON STOCK YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS.

RISKS RELATED TO GMX

OUR WELLS PRODUCE OIL AND GAS AT A RELATIVELY SLOW RATE.

    We expect that our existing wells and other wells that we plan to drill on our existing properties will produce the oil and gas constituting the reserves associated with those wells over a period of between 15 and 70 years at relatively low annual rates of production. By contrast, wells located in other areas of the United States, such as offshore gulf coast wells, may produce all of their reserves in a shorter period, for example, four to seven years. Because of the relatively slow rates of production of our wells, our reserves will be affected by long term changes in oil or gas prices or both and we will be limited in our ability to anticipate any price declines by increasing rates of production. We may hedge our reserve position by selling oil and gas forward for limited periods of time but do not expect that, in declining markets, the price of any such forward sales will be attractive.

WE HAVE LIMITED OPERATING HISTORY.

    We were organized in 1998 and have been in operation for less than four years. Our limited operating history may not be indicative of our future prospects. We face all of the risks inherent in a new business, including

    - the risk that we will be unable to implement our business plan and achieve our expected financial results;

    - the risk that we will be unable to manage growth in our operations by adding personnel, systems and practices necessary to operate a larger business; and

    - the risk that, as a small business, we will be subject to market, environmental, regulatory and other developments that we cannot either foresee or control as well as can larger or more established businesses.

THE LOSS OF OUR PRESIDENT OR OTHER KEY PERSONNEL COULD ADVERSELY AFFECT US.

    We depend to a large extent on the efforts and continued employment of Ken
L. Kenworthy, Jr., our President, and Ken L. Kenworthy, Sr., our Executive Vice President. The loss of the services of either of them could adversely affect our business. In addition, it is a default under our credit agreement if there is a significant change in management.

WE ARE MANAGED BY THE MEMBERS OF A SINGLE FAMILY, GIVING THEM INFLUENCE AND CONTROL IN CORPORATE TRANSACTIONS AND THEIR INTERESTS MAY DIFFER FROM THOSE OF OTHER SHAREHOLDERS.

    Our executive officers consist of Ken L. Kenworthy, Jr., his father, his brother and one other person. Because of the family relationship among members of management, certain employer/employee relationships, including performance evaluations and compensation reviews may not be conducted on a fully arms-length basis as would be the case if the family relationships did not exist. Our board of directors includes members unrelated to the Kenworthy family and significant compensation and other relationship issues between GMX and its management are reviewed and approved by an appropriate committee of outside directors. However, as the owners of a majority of our common stock, the Kenworthys have appointed the current directors and will have the power to remove and replace directors.

HEDGING OUR PRODUCTION MAY RESULT IN LOSSES OR LIMIT POTENTIAL GAINS.

    To reduce our exposure to fluctuations in the prices of oil and natural gas, we have in the past, and may in the future, enter into hedging arrangements. Hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

    - production is less than expected;

    - the counter-party to the hedging contract defaults on its contact obligations; or

    - there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

    In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for oil and natural gas. If we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in oil and natural gas prices than our competitors who engage in hedging arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Hedging."

RAPID GROWTH MAY PLACE SIGNIFICANT DEMANDS ON OUR RESOURCES.

    We expect significant expansion of our operations. Our anticipated future growth will place a significant demand on our managerial, operational and financial resources due to:

    - the need to manage relationships with various strategic partners and other third parties;

    - difficulties in hiring and retaining skilled personnel necessary to support our business;

    - the need to train and manage a growing employee base; and

    - pressures for the continued development of our financial and information management systems.

    If we have not made adequate allowances for the costs and risks associated with this expansion or if our systems, procedures or controls are not adequate to support our operations, our business could be harmed.

WE HAVE A DRILLING CONTRACT WHICH COMMITS US TO USE TWO RIGS FOR TWO YEARS.

    We have a drilling contract with Nabors Drilling USA LP that obligates us to use two 10,000 foot drilling rigs on our East Texas properties for two years from May 2001 at a cost of $14,000 per day per rig beginning when the rigs become available to GMX in June 2001. If we are unable to use a rig, we are still obligated to pay the day rate unless we can locate an acceptable substitute operator to use the rig and pay a substitution fee of $2,500 per day over and above the market rate paid by the substitute operator. Our financial condition and cash flows will be adversely affected if we are unable to use these rigs and, as a result, must bear the applicable day rate costs without any resulting benefit.

OUR DRILLING PROGRAM IN THE COTTON VALLEY FORMATION IN EAST TEXAS RELIES HEAVILY ON PRELIMINARY DRILLING RESULTS FROM TWO WELLS

    Our current drilling plan relies heavily on the successful development of the Cotton Valley formation in our East Texas properties. As of May 31, 2001, we have successfully drilled two wells which indicate the presence of proved reserves in this formation. Although we have conducted limited production testing from these wells, as of July 12, 2001, regular production from these wells has not yet been established so we have no actual production history. Actual production history is necessary to fully evaluate the reserve potential of these wells. There is no assurance that the additional wells we drill in the Cotton Valley formation will encounter commercially productive reservoirs. Our future performance over the next 12 months will be affected by the results of our Cotton Valley drilling.

RISKS RELATED TO THE OIL AND GAS INDUSTRY

A SUBSTANTIAL DECREASE IN OIL OR NATURAL GAS PRICES WOULD HAVE A MATERIAL IMPACT ON US.

    Our future financial condition and results of operations are affected by the prices we receive for our oil or natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future. This price volatility also affects our common stock price. In 1999, we received gas and oil prices at the wellhead ranging from $0.91 to $2.91 per Mcf and $10.50 to $25.35 per Bbl. In 2000, we received gas and oil prices ranging from $1.44 to $5.99 per Mcf and $23.73 to $33.89 per Bbl. In the first quarter of 2001, we received gas and oil prices ranging from $4.47 to $9.36 per Mcf and $25.69 to $30.09 per Bbl. Oil and gas prices in 2000 reached their highest level in the last several years and have declined since year end. We cannot predict oil and natural gas prices and prices may decline in the future. The following factors have an influence on oil and natural gas prices:

    - relatively minor changes in the supply of and demand for oil and natural gas;

    - storage availability;

    - weather conditions;

    - market uncertainty;

    - domestic and foreign governmental regulations;.

    - the availability and cost of alternative fuel sources;

    - the domestic and foreign supply of oil and natural gas;

    - the price of foreign oil and natural gas;

    - political conditions in oil and natural gas producing regions, including the Middle East; and

    - overall economic conditions.

WE MAY ENCOUNTER DIFFICULTY IN OBTAINING EQUIPMENT AND SERVICES.

    Higher oil and gas prices and increased oil and gas drilling activity, such as those we are currently experiencing, generally stimulate increased demand and result in increased prices and unavailability for drilling rigs, crews, associated supplies, equipment and services. We have recently experienced significantly higher costs for drilling rigs and other related services and expect such costs to continue to escalate in 2001. Shortages could also result in increased costs, delays in timing of anticipated development or cause interests in oil and gas leases to lapse. We cannot be certain that we will be able to implement our drilling plans or at costs that will be as estimated or acceptable to us.

ESTIMATING OUR RESERVES FUTURE NET CASH FLOWS IS DIFFICULT TO DO WITH ANY CERTAINTY.

    There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. The reserve data included in this prospectus represents only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data, the precision of the engineering and geological interpretation, and judgment. As a result, estimates of different engineers often vary. The estimates of reserves, future cash flows and present value are based on various assumptions, including those prescribed by the Securities and Exchange Commission, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves may vary substantially from our estimates. Also, the use of a 10% discount factor for reporting purposes may not necessarily represent the most appropriate discount factor, given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject.

    Quantities of proved reserves are estimated based on economic conditions, including oil and natural gas prices in existence at the date of assessment. A reduction in oil and gas prices not only would reduce the value of any proved reserves, but also might reduce the amount of oil and gas that could be economically produced, thereby reducing the quantity of reserves. Our reserves and future cash flows may be subject to revisions, based upon changes in economic conditions, including oil and natural gas prices, as well as due to production results, results of future development, operating and development costs, and other factors. Downward revisions of our reserves could have an adverse affect on our financial condition and operating results.

OUR FUTURE PERFORMANCE DEPENDS UPON OUR ABILITY TO FIND OR ACQUIRE ADDITIONAL OIL AND NATURAL GAS RESERVES THAT ARE ECONOMICALLY RECOVERABLE.

    Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and natural gas production and lower revenues and cash flows from operations. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to maintain or expand our oil and natural gas reserves if cash flows from operations are reduced, due to lower oil and natural gas prices or otherwise, or if external sources of capital become limited or unavailable. In addition, our drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reserves will be encountered. We expect to also pursue property acquisition opportunities. We cannot assure you that we will successfully consummate any future acquisition, that we will be able to acquire producing oil and natural gas properties that contain economically recoverable reserves or that any future acquisition will be profitably integrated into our operations.

OPERATIONAL RISKS IN OUR BUSINESS ARE NUMEROUS AND COULD MATERIALLY IMPACT US.

    Our operations involve operational risks and uncertainties associated with drilling for, and production and transportation of, oil and natural gas, all of which can affect our operating results. Our operations may be materially curtailed, delayed or canceled as a result of numerous factors, including:

    - the presence of unanticipated pressure or irregularities in formations;

    - accidents;

    - title problems;

    - weather conditions such as the cold weather occurring in the fourth quarter of 2000 which caused some of our wells to be shut in for a few days and which delayed some of our drilling and completion operations;

    - compliance with governmental requirements; and

    - shortages or delays in the delivery of equipment.

    Also, our ability to market oil and natural gas production depends upon numerous factors, many of which are beyond our control, including:

    - capacity and availability of oil and natural gas systems and pipelines;

    - effect of federal and state production and transportation regulations; and

    - changes in supply of and demand for oil and natural gas.

WE DO NOT INSURE AGAINST ALL POTENTIAL LOSSES AND COULD BE MATERIALLY IMPACTED BY UNINSURED LOSSES.

    Our operations are subject to the risks inherent in the oil and natural gas industry, including the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental accidents, such as oil spills, gas leaks, salt water spills and leaks, ruptures or discharges of toxic gases. If any of these risks occur in our operations, we could experience substantial losses due to:

    - injury or loss of life;

    - severe damage to or destruction of property, natural resources and equipment;

    - pollution or other environmental damage;

    - clean-up responsibilities;

    - regulatory investigation and penalties; and

    - other losses resulting in suspension of our operations.

    In accordance with customary industry practice, we maintain insurance against some, but not all, of the risks described above with a general liability limit of $2 million. We do not maintain insurance for damages arising out of exposure to radioactive material. Even in the case of risks against which we are insured, our policies are subject to limitations and exceptions that could cause us to be unprotected against some or all of the risk. The occurrence of an uninsured loss could have a material adverse effect on our financial condition or results of operations.

GOVERNMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS.

    Our business is subject to certain federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. These laws and regulations have increased the costs of our operations. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production could limit the total number of wells drilled or the allowable production from successful wells which could limit our revenues.

    Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business. In May 2001, President Bush released the National Energy Policy to address recent energy shortages. This policy will be the topic of discussion and debate in the next year and the outcome of this policy is uncertain. The policy proposes to balance supply needs through technology, diversity of supply and conservation. The impact of this policy on the oil and gas industry is uncertain and could have an adverse affect on our business.

    Recent developments relating to regulation of wholesale electricity prices may also have an effect on natural gas prices because of the increasing use of natural gas to generate electric power.

ENVIRONMENTAL LIABILITIES COULD ADVERSELY AFFECT OUR BUSINESS.

    In the event of a release of oil, gas or other pollutants from our operations into the environment, we could incur liability for personal injuries, property damage, cleanup costs and governmental fines. We could potentially discharge these materials into the environment in any of the following ways:

    - from a well or drilling equipment at a drill site;

    - leakage from gathering systems, pipelines, transportation facilities and storage tanks;

    - damage to oil and natural gas wells resulting from accidents during normal operations; and

    - blowouts, cratering and explosions.

    In addition, because we may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties.

COMPETITION IN THE OIL AND GAS INDUSTRY IS INTENSE, AND WE ARE SMALLER AND HAVE A MORE LIMITED OPERATING HISTORY THAN MANY OF OUR COMPETITORS.

    We compete with major integrated oil and gas companies and independent oil and gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have operated for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

WE MAY INCUR WRITE-DOWNS OF THE NET BOOK VALUES OF OUR OIL AND GAS PROPERTIES WHICH WOULD ADVERSELY AFFECT OUR SHAREHOLDERS' EQUITY AND EARNINGS.

    The full cost method of accounting, which we follow, requires that we periodically compare the net book value of our oil and gas properties, less related deferred income taxes, to a calculated "ceiling". The ceiling is the estimated after-tax present value of the future net revenues from proved reserves using a 10% annual discount rate and using constant prices and costs. Any excess of net book value of oil and gas properties is written off as an expense and may not be reversed in subsequent periods even though higher oil and gas prices may have increased the ceiling in these future periods. A write-off constitutes a charge to earnings and reduces shareholders' equity, but does not impact our cash flows from operating activities. Future write-offs may occur which would have a material adverse effect on our net income in the period taken, but would not affect our cash flows. Even though such write-offs do not affect cash flow, they can be expected to have an adverse effect on the price of our publicly traded securities.

RISKS RELATED TO THIS OFFERING

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE VOLATILITY AND COULD DECLINE
  SIGNIFICANTLY.

    Numerous factors will affect the price of our common stock. We expect that important factors affecting our stock price will include our drilling results, prevailing oil and gas prices and investor perceptions about future prices. In addition to these factors, considerations unrelated to the performance of our company may have a substantial effect on our stock price, including the following:

    - The extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities;

    - The number and quality of market makers in our securities may affect an investor's ability to trade significant numbers of shares of common stock;

    - The relatively small size of the public float in our common stock may limit the ability of larger institutions to invest in our securities;

    - A substantial decline in the price of our common stock for a significant period of time could cause our securities to be delisted from the NASDAQ National Market, further reducing market efficiency.

As a result of any of these or other factors, the market price of our common stock at any given point in time may not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

WE HAVE NOT PAID DIVIDENDS AND DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

    We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our Board of Directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and other factors. The declaration and payment of any dividends is currently prohibited by our credit agreement and may be similarly restricted in the future.

FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING SHAREHOLDERS COULD DECREASE THE TRADING PRICE OF OUR COMMON STOCK AND COULD IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH EQUITY OFFERINGS.

    Sales of a large number of shares of our common stock in the public markets, or the potential for such sales, could decrease the trading price of our common stock and could impair our ability to raise capital through future sales of our common stock. We have 4,250,000 shares of common stock outstanding, of which 1,250,000 shares were sold in our initial public offering and there are 2,500,000 shares of common stock reserved for issuance upon exercise of the Class A and Class B warrants. All of these shares are or will be, if and when issued, freely tradeable without restrictions or further registration of the Securities Act of 1933, unless such shares are purchased by our "affiliates," as that term is defined in the Securities Act of 1933.

    The remaining 3,000,000 shares of common stock outstanding may be sold in the future subject to compliance with securities laws and lock-up agreements to which these shares are subject entered into in connection with our initial public offering in February 2001. The lock-up agreements with the managing underwriter prohibit the sale on the public market of all these shares until February 12, 2002, unless permitted by the managing underwriter.

THE EXISTENCE OF OUTSTANDING WARRANTS MAY IMPAIR OUR ABILITIES TO RAISE CAPITAL.

    We have outstanding from our initial public offering until February 12, 2006 Class A warrants which may be exercised to purchase 1,250,000 shares of our common stock at a price of $9 per share if exercised before March 12, 2002, and $12 per share if exercised thereafter. We also have outstanding Class B warrants which are exercisable for an additional 1,250,000 shares of our common stock at a price of $10 per share until February 12, 2003. During the life of the warrants as well as the underwriters' warrants from the initial public offering and this offering, the holders are given an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interest of the other shareholders. Our ability to obtain additional financing during the period the warrants are outstanding may be adversely affected and the existence of the warrants may have an effect on the price of our common stock. The holders of the warrants may be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favorable than those provided by the warrants.

                           FORWARD LOOKING STATEMENTS

    All statements made in this document and accompanying supplements other than purely historical information are "forward looking statements" within the meaning of the federal securities laws. These statements reflect expectations and are based on historical operating trends, proved reserve positions and other currently available information. Forward looking statements include statements regarding future plans and objectives, future exploration and development expenditures and number and location of planned wells and statements regarding the quality of our properties and potential reserve and production levels. These statement may be preceded or followed by or otherwise include the words "believes", "expects", "anticipates", "intends", "plans", "estimates", "projects" or similar expressions or statements that events "will" or "may" occur. Except as otherwise specifically indicated, these statements assume that no significant changes will occur in the operating environment for oil and gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

    The forward looking statements in this prospectus are subject to all the risks and uncertainties incident to the combination transactions and acquisition, exploration, development, marketing of oil and gas reserves, including the risks described under "Risk Factors." We may also make material acquisitions or divestitures or enter into financing transactions. None of these events can be predicted with certainty or not taken into consideration in the forward looking statements.

    For all of these reasons, actual results may vary materially from the forward looking statements and we cannot assure you that the assumptions used are necessarily the most likely. We will not necessarily update any forward looking statements to reflect events or circumstances occurring after the date the statement is made except as may be required by federal securities laws.

                                USE OF PROCEEDS

    As of March 31, 2001, we had $7.2 million net proceeds remaining from our initial public offering. As a result of our successful drilling of two Cotton Valley wells in the second quarter of 2001, we have revised our drilling plans for the remainder of the year and these funds are not sufficient to complete our Cotton Valley development plan.

    We expect the net proceeds from this offering to be approximately $9.78 million based on the public offering price of $5.50 per share, after deducting discounts to the underwriters and estimated expenses of this offering that we will pay. If the underwriters exercise in full their over-allotment option to purchase additional shares, estimated net proceeds that we will receive from the offering will increase to approximately $11.30 million.

    We plan to use the net proceeds from the offering as follows:

                                                                              PERCENT OF
USE                                                          DOLLAR AMOUNT   NET PROCEEDS
---                                                          -------------   ------------
Drilling of oil and gas wells..............................    $8,280,000         85%
Leasehold acquisition costs................................     1,500,000         15%
                                                               ----------        ----
  Total....................................................    $9,780,000        100%
                                                               ==========        ====

    We plan to drill up to 22 wells with an estimated capital cost of approximately $24 million after the completion of the offering and prior to December 31, 2001. We will use the remaining net proceeds from the initial public offering and the net proceeds of this offering to fund a portion of these costs. We will also use internal cash flows or proceeds from borrowings under our credit facility in addition to the proceeds from this offering for this purpose. The actual wells and costs may vary depending on drilling results, equipment availability, commodity prices and other factors. However, a number of factors affecting drilling and our plans may change. We also expect to use a portion of the proceeds to acquire additional leases in the vicinity of our East Texas properties. See "Business--Properties" on page 28.

    We have a secured revolving credit facility which is more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations". We expect to borrow on the credit facility in the future for additional development or general corporate purposes. This credit facility has a borrowing base that is based on the lender's periodic evaluation of oil and gas reserves which sets the maximum amount we may borrow. As of May 31, 2001, we do not have funds available for borrowing. If our drilling program is successful and commodity prices remain at current levels, we expect our borrowing base will increase. If the borrowing base is not increased and cash flow from operations plus proceeds of this offering are insufficient to complete our drilling plans, we may seek alternate sources of financing or postpone planned drilling.

    Until used as described above, proceeds will be held in money market instruments, deposits, or similar investments or may be applied to temporarily reduce borrowings under our credit facility.

                                 CAPITALIZATION

    The following table sets forth as of March 31, 2001, our historical capitalization, and our as adjusted capitalization after giving effect to the sale of 2,000,000 shares of the common stock in this offering at the public offering price of $5.50 per share and the application of the estimated net proceeds from the offering as set forth in "Use of Proceeds."

    This table should be read in conjunction with our financial statements included elsewhere in this prospectus. The table does not reflect the $2.0 million temporary reduction of borrowings under our credit facility made May 25, 2001.

                                                                   MARCH 31, 2001
                                                              -------------------------
                                                                                AS
                                                              HISTORICAL     ADJUSTED
                                                              -----------   -----------
CURRENT PORTION OF LONG-TERM DEBT
  Bank revolving credit facility............................  $ 1,260,000   $ 1,260,000
LONG-TERM DEBT:
  Bank revolving credit facility............................    5,570,000     5,570,000
                                                              -----------   -----------
SHAREHOLDERS' EQUITY:
  Preferred Stock, par value $.001, 10,000,000
    shares authorized.......................................           --            --
  Common stock, par value $.001, 50,000,000 shares
    authorized, 4,250,000 issued and outstanding,
    6,250,000 shares as adjusted............................        4,250         6,250
  Additional paid-in capital................................    9,700,040    19,478,040
  Retained earnings.........................................      859,065       859,065
  Accumulated other comprehensive income....................       38,167        38,167
                                                              -----------   -----------
    Total shareholders' equity..............................   10,601,522    20,381,522
                                                              -----------   -----------
Total capitalization........................................  $17,431,522   $27,211,522
                                                              ===========   ===========

                   PRICE RANGES OF COMMON STOCK AND WARRANTS

    Our common stock and Class A and Class B warrants are listed on the Nasdaq National Market under the symbols "GMXR," "GMXRW," and "GMXRZ," commencing on June 22, 2001. Prior to that date, our common stock, Class A and Class B warrants have been traded on the Nasdaq SmallCap

Market. The following table shows the high and low bid prices of our common stock and warrants as reported by Nasdaq after March 15, 2001, the date these securities were first separately traded:

                                                                       CLASS A               CLASS B
                                              COMMON STOCK            WARRANTS              WARRANTS
                                           -------------------   -------------------   -------------------
                                             HIGH       LOW        HIGH       LOW        HIGH       LOW
                                           --------   --------   --------   --------   --------   --------
First Quarter (from March 15, 2001)......   $ 5.81     $3.37      $1.68      $1.06      $1.62      $1.00
Second Quarter...........................    12.60      5.25       4.11       1.38       3.55       1.20
Third Quarter (through July 18, 2001)....    10.70      5.65       4.40       1.06       4.35       1.00

    According to the records of our transfer agent, there were approximately 7 holders of record of our common stock on June 6, 2001, including record holders such as banks and brokerage firms who held shares for approximately 516 beneficial holders and 4,250,000 shares of our common stock were outstanding.

                                DIVIDEND POLICY

    We have not declared or paid any cash dividends on our shares of common stock and do not anticipate paying any cash dividends on our shares of common stock in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. Any future decision to pay cash dividends on common stock will be at the discretion of our board of directors and will be dependent upon our fiscal condition, results of operations, capital requirements and other factors our board of directors may deem relevant. The payment of dividends on our common stock is currently prohibited under the terms of our revolving credit facility and may be similarly restricted in the future.

                            SELECTED FINANCIAL DATA

    The following table presents a summary of our financial information for the periods indicated. It should be read in conjunction with our consolidated financial statements and related notes and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The summary financial information as of and for the three months ended March 31, 2001 and 2000, is unaudited and, in the opinion of management reflects all adjustments that are necessary for a fair statement of the financial position and the results of operations of the interim periods presented. The results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the full year for a number of reasons, including fluctuating oil and gas prices.

                                                                                    THREE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,                 MARCH 31,
                                        --------------------------------------   ------------------------
                                          1998(1)        1999         2000          2000         2001
                                        -----------   ----------   -----------   ----------   -----------
STATEMENT OF OPERATIONS DATA:
Oil and gas sales.....................  $ 1,794,513   $2,122,770   $ 4,153,934   $  766,230   $ 1,373,010
Interest and other income.............       33,404       38,915        37,378        7,674        47,434
                                        -----------   ----------   -----------   ----------   -----------
  Total revenues......................    1,827,917    2,161,685     4,191,312      773,904     1,420,444
                                        -----------   ----------   -----------   ----------   -----------
Lease operations......................      895,899      917,590     1,050,552      224,139       345,646
Production and severance taxes........      150,052      157,193       416,607       88,126       116,622
General and administrative............      226,313      368,824       578,641      118,757       256,540
Depreciation, depletion and
  amortization........................      426,562      424,509       420,488      105,080        95,354
Interest..............................      426,709      498,199       664,713      140,270       142,280
                                        -----------   ----------   -----------   ----------   -----------
  Total expenses......................  $ 2,125,535   $2,366,315   $ 3,131,001   $  676,372   $   956,442
                                        -----------   ----------   -----------   ----------   -----------
Income (loss) before income taxes.....     (297,618)    (204,630)    1,060,311       97,532       464,002
Income taxes..........................           --           --        52,000           --       111,000
                                        -----------   ----------   -----------   ----------   -----------
Net income (loss).....................  $  (297,618)  $ (204,630)  $ 1,008,311   $   97,532   $   353,002
                                        ===========   ==========   ===========   ==========   ===========
Net income (loss) applicable to common
  shares..............................  $  (478,368)  $ (373,193)  $   875,810   $   56,407   $   353,002
                                        ===========   ==========   ===========   ==========   ===========
Net income (loss) per share--basic....  $      (.22)  $     (.23)  $       .48   $      .04   $       .10
                                        ===========   ==========   ===========   ==========   ===========
Net income (loss) per
  share--diluted......................  $      (.22)  $     (.23)  $       .29   $      .03   $       .10
                                        ===========   ==========   ===========   ==========   ===========
Weighted average common
  shares--basic.......................    2,176,500    1,632,375     1,822,926    1,515,615     3,652,778
                                        ===========   ==========   ===========   ==========   ===========
Weighted average common
  shares--diluted.....................    2,176,500    1,632,375     3,469,326    3,559,615     3,652,778
                                        ===========   ==========   ===========   ==========   ===========
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating
  activities..........................  $   197,231   $  618,759   $ 1,394,168   $  154,777   $   830,468
Net cash used in investing
  activities..........................   (6,720,450)    (685,060)   (2,177,335)    (644,313)   (1,059,891)
Net cash provided by financing
  activities..........................    6,633,001      491,724       277,997      (41,862)    8,010,772

BALANCE SHEET DATA (AT END OF PERIOD):
Oil and gas properties, net...........  $ 6,870,847   $7,140,790   $ 8,862,690   $      N/A   $ 9,814,672
Total assets..........................    8,003,667    8,973,163    10,970,282          N/A    19,280,022
Long-term debt, including current
  portion.............................    5,677,348    6,181,813     7,573,864          N/A     6,830,000
Shareholders' equity..................    1,702,382    1,117,483     1,899,793          N/A    10,601,522

OTHER DATA:
EBITDA(2).............................  $   555,653   $  718,078   $ 2,145,512   $  342,882   $   701,636

------------------------

(1) The Company began operations on January 23, 1998. As such, the 1998 period reflects activity from inception date to December 31, 1998.

(2) EBITDA is defined as income (loss) before interest, income taxes, depreciation, depletion and amortization costs. We believe that EBITDA is a financial measure commonly used in the oil and gas industry, and we use it, and expect investors to use it, as an indicator of a company's ability to service and incur debt or fund capital expenditures. One of our debt covenants uses a measure similar to EBITDA. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other data prepared in accordance with accounting principles generally accepted in the United States of America, or as a measure of a company's profitability or liquidity. EBITDA measures as presented may not be comparable to other similarly titled measures of other companies.

SUMMARY OPERATING AND RESERVE DATA

    The following table presents an unaudited summary of certain operating and oil and gas reserve data for the periods indicated.

                                                          YEARS ENDED                   THREE MONTHS
                                                          DECEMBER 31,                 ENDED MARCH 31,
                                                 ------------------------------      -------------------
                                                   1998       1999       2000          2000       2001
                                                 --------   --------   --------      --------   --------
PRODUCTION:
Oil production (MBbls).........................       75         71         75            18         19
Natural gas production (MMcf)..................      442        443        710           150        147
Equivalent production (MMcfe)..................      892        869       1158           258        262

AVERAGE SALES PRICE:
Oil price (per Bbl)(1).........................   $12.67     $16.73     $21.33(1)     $21.69     $29.52
Natural gas price (per Mcf)....................     1.91       2.09       3.57          2.50       5.49(1)
                                                  ------     ------     ------        ------     ------
AVERAGE SALES PRICE (PER MCFE).................   $ 2.01     $ 2.43     $ 3.59        $ 2.97     $ 5.24

OPERATING AND OVERHEAD COSTS (PER MCFE):
Lease operations...............................   $ 1.00     $ 1.06     $  .91        $  .87     $ 1.32
Production and severance taxes.................      .17        .18        .36           .34        .44
General and administrative.....................      .25        .42        .50           .46        .98
                                                  ------     ------     ------        ------     ------
    Total......................................   $ 1.42     $ 1.66     $ 1.77        $ 1.67     $ 2.74
                                                  ======     ======     ======        ======     ======
CASH OPERATING MARGIN (PER MCFE)...............   $  .59     $  .77     $ 1.82        $ 1.30     $ 2.50

OTHER:
Depreciation, depletion and amortization--oil
  and gas properties...........................   $  .43     $  .43     $  .30        $  .33     $  .30

ESTIMATED NET PROVED RESERVES (AS OF THE RESPECTIVE PERIOD                                                MAY 31, 2001
END):                                                                                                     ------------
Natural gas (Bcf)......................................              17.3          19.3        49.1            59.0
Oil (MMbls)............................................               1.9           1.6         3.9             4.4
Total (Bcfe)...........................................              28.7          29.2        72.5            85.4
Reserve Life (in years)(2).............................               9.1          14.1        15.8            15.2
Estimated Future Net Revenues ($MM)(2)(3)..............             $33.4         $50.1      $492.3          $269.5
Present Value ($MM)(2)(3)..............................             $25.3         $30.5      $284.2          $146.4

------------------------

(1) Net of results of crude oil hedging activities in 2000 and natural gas hedging activity in 2001. See "Management's Discussion and Analysis of
    Financial Condition and Results of Operations".

(2)  See "Certain Technical Terms".

(3) Estimated Future Net Revenues and Present Value are determined using oil and gas prices as of period end. The lower Estimated Future Net Revenues and Present Value at May 31, 2001 compared to December 31, 2000 is primarily due to a natural gas price of $4.01 used at May 31, 2001 versus $9.90 at December 31, 2000. Estimated Future Net Revenues and the Present Value give no effect to federal or state income taxes attributable to estimated future net revenues. See "Business and Properties--Reserves".

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    We completed our initial public offering in February 2001 receiving
$8.3 million in net proceeds which are being used primarily for the drilling of oil and gas wells. Since our acquisition of our properties in 1998 and before the initial public offering, our drilling activities were limited while we evaluated the development potential of our property base. Subsequent to the completion of our initial public offering in February 2001, we have engaged in a more aggressive drilling program which we expect to continue with the objective of growing revenues, reserves, cash flow and shareholder value. If our drilling program is successful, we expect our revenues and cash flows to increase, with a corresponding increase in expenses.

    Our revenues and cash flows and reserve values are highly sensitive to oil and natural gas prices which have been extremely volatile in recent months. As required by SEC disclosure rules, year end 2000 oil and gas prices of $26.42 per Bbl and $9.90 per Mcf were used to calculate the December 2000 Present Value of our proved reserves. Natural gas prices spiked dramatically in the period from December 1, 2000 to February 1, 2001 and these prices have not been, and are not expected to be received over the remaining life of the wells. At May 31, 2000, Present Value was calculated using period end gas and oil prices of $28.94 per Bbl and $4.01 per Mcf. A significant decline in oil or natural gas prices will adversely affect the Company's cash flow and potentially affect the ability of the Company to carry out its business plan.

RESULTS OF OPERATIONS--THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

    OIL AND GAS SALES. Oil and gas sales in the three months ended March 31, 2001 increased 79% to $1,373,010 compared to the three months ended March 31, 2000, due to increased prices for oil and gas, which accounted for 98% of the increase, and increased production of gas and oil, which accounted for 2% of the increase. The average price per barrel of oil and mcf of gas received in the three months ended March 31, 2001 was $29.52 and $5.49, respectively, compared to $21.69 and $2.50, respectively, in the three months ended March 31, 2000. During the three months ended March 31, 2001, the Company hedged 20,000 Mcf of gas through price swap agreements with a fixed price of $4.70 per Mcf. The effects of these price swap agreements reduced 2001 sales revenues by $140,200. Oil price hedging arrangements reduced 2000 sales by $127,280. Production of natural gas for the first three months of 2001 was approximately the same as production for the first three months of 2000. Oil production increased to 19 Mbbls compared to 18 Mbbls for the first three months ended March 31, 2000, an increase of 6%. Increased production in the first three months of 2001 resulted from the reworking of certain wells.

    INTEREST AND OTHER INCOME. Interest and other income increased to $47,434 in the first quarter of 2001 compared to $7,674 in the first quarter of 2000, primarily as a result of $44,877 in interest income from investment of initial public offering proceeds in the 2001 period.

    LEASE OPERATIONS. Lease operations expense increased $121,507 in the first three months ended March 31, 2001 to $345,646, a 54% increase, compared to the three months ended March 31, 2000. Increased expense resulted from additional wells that were recompleted or drilled. Lease operations expense on an equivalent unit of production basis was $1.32 per Mcfe in the three months ended March 31, 2001 compared to $.87 per Mcfe for the three months ended March 31, 2000. This increase resulted from lease operations expense which was greater than the increase in production.

    PRODUCTION AND SEVERANCE TAXES. Production and severance taxes increased 32% to $116,622 in the three months ended March 31, 2001 compared to $88,126 in the three months ended March 31, 2000.

Production and severance taxes are assessed on the value of the oil and gas produced. As a result, the increase resulted primarily from increased oil and gas sales as described above.

    DEPRECIATION, DEPLETION AND AMORTIZATION. Depreciation, depletion and amortization expense decreased $9,726 to $95,354 in the three months ended
March 31, 2001, down 9% from the three months ended March 31, 2000. This decrease is due primarily to a decrease in the depletion rate for 2001 slightly offset by higher production levels. The oil and gas depreciation, depletion and amortization rate per equivalent unit of production was $.30 per Mcfe in the three months ended March 31, 2001 compared to $.33 per Mcfe in the three months ended March 31, 2000. The depletion rate decreased primarily from the effects of wells completed in the first half of 2000 that increased reserves at a lower cost than prior activities.

    INTEREST. Interest expense for the three months ended March 31, 2001 was $142,280 compared to $140,270 for the three months ended March 31, 2000. This increase is primarily attributable to higher average long term debt balances outstanding during 2001 somewhat offset by a decrease in average interest rates.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense for the three months ended March 31, 2001 was $256,540 compared to $118,757 for the three months ended March 31, 2000, an increase of 116%. This increase of $137,783 was the result of an increase in salaries of $110,280 and an increase in other general and administrative expense of $27,503. The salary increase was a result of an increase in administrative salaries due to the addition of administrative personnel. General and administrative expense per equivalent unit of production was $.98 per Mcfe for the three months ended March 31, 2001 compared to $.46 per Mcfe for the comparable period in 2000.

    INCOME TAXES. Income tax expense for three months ended March 31, 2001 was $111,000. This increase resulted from company net income in 2000 and 2001 exceeding prior cumulative losses.

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    OIL AND GAS SALES. Oil and gas sales in the year of 2000 increased 96% to $4,153,934 compared to the year of 1999, due to increased prices for oil and gas, which accounted for 48% of the increase, and increased production of gas and oil, which accounted for 52% of the increase. The average price per barrel of oil and mcf of gas received in 2000 was $21.33 and $3.57, respectively, compared to $16.73 and $2.09 in the year of 1999. During 2000, the company hedged 60,000 Bbls of oil through price swap agreements with a fixed price of $20.25 per bbl. The price swap agreements reduced sales by $596,970. Oil production for 2000 was approximately the same as production for the prior year. Gas production increased to 710 MMcf compared to 443 MMcf for the year of 1999, an increase of 60%. Increased production in 2000 resulted from new production and the reworking of certain wells.

    LEASE OPERATIONS. Lease operations expense increased $132,962 in 2000 to $1,050,552, a 14% increase compared to 1999. Increased expense resulted from additional wells that were recompleted or drilled. Lease operations expense on an equivalent unit of production basis was $.91 per Mcfe in 2000 compared to $1.06 per Mcfe for 1999. This decrease resulted from an increase in production.

    PRODUCTION AND SEVERANCE TAXES. Production and severance taxes increased 165% to $416,607 in 2000 compared to $157,193 in 1999. Production and severance taxes are assessed on the value of the oil and gas produced. As a result, the increase resulted primarily from increased oil and gas sales as described above.

    DEPRECIATION, DEPLETION AND AMORTIZATION. Depreciation, depletion and amortization expense decreased $4,021 to $420,488 in 2000, down 1% from 1999. This decrease is due primarily to a decrease in the depletion rate for 2000 largely offset by higher production levels. The oil and gas depreciation, depletion and amortization rate per equivalent unit of production was $.30 per Mcfe in 2000 compared to $.43 per Mcfe in 1999.

    INTEREST. Interest expense for the year 2000 was $664,713 compared to $498,199 for the year of 1999. This increase is primarily attributable to higher average long term debt balances outstanding during 2000 as well as an increase in interest rates.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense for 2000 was $578,641 compared to $368,824 for 1999, an increase of 57%. This increase of $209,817 was the result of an increase in salaries of $76,988 and an increase in other general and administrative expense of $45,259. The salary increase was a result of an increase in administrative salaries of $143,496 with the addition of administrative personnel but a decrease in operations salaries of $66,508 as a result of a reduction in operations personnel. General and administrative expense per equivalent unit of production was $.50 per Mcfe for the 2000 period compared to $.42 per Mcfe for the comparable period in 1999.

    INCOME TAXES. Income tax expense for year of 2000 was $52,000. This increase resulted from company net income in 2000 exceeding prior year cumulative losses.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    OIL AND GAS SALES. Oil and gas sales in the year ended December 31, 1999 increased 18.3% to $2,122,770 compared to the year ended December 31, 1998, primarily due to increased prices for oil and gas. The average price per barrel of oil and mcf of gas received in 1999 was $16.73 and $2.09, respectively, compared to $12.67 and $1.91 in 1998. Production of oil decreased slightly and natural gas increased slightly. Oil production for 1999 decreased 5% to 71 Mbbl compared to 75 Mbbl barrels for the prior year. Gas production increased to 443 MMcf compared to 442 MMcf for an increase of 0.2%.

    LEASE OPERATIONS. Lease operations expense increased $21,691 in 1999 to $917,590, a 2% increase compared to 1998. Lease operations expense on an equivalent unit of production basis was $1.06 per Mcfe in 1999 compared to $1.00 per Mcfe for 1998. The increased 1999 expense resulted from initial costs to improve the equipment and performance of certain wells.

    PRODUCTION AND SEVERANCE TAXES. Production and severance taxes increased 5% to $157,193 in 1999 compared to $150,052 in 1998. Production and severance taxes are assessed on the value of the oil and gas produced. As a result, the increase resulted primarily from increased oil and gas sales as described above.

    DEPRECIATION, DEPLETION AND AMORTIZATION. Depreciation, depletion and amortization decreased $2,053 to $424,509 in 1999. The oil and gas depreciation, depletion and amortization rate per equivalent unit of production was $0.43 per Mcfe in 1999, the same as in 1998.

    INTEREST. Interest expense for the year ended December 31, 1999 was $498,199 compared to $426,709 for the year ended December 31, 1998. This increase is primarily attributable to higher average long term debt balances outstanding during 1999 as well as an increase in interest rates.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense for 1999 was $368,824 compared to $226,313 for 1998. This increase of $142,511 was the result of an increase in salaries of $94,653 along with a decrease in reimbursements from third party working interest owners of $73,112. These increased expenses were partially offset by a decrease in legal and professional expense from 1998 to 1999 of $25,254. The salaries increase from 1998 to 1999 was due primarily to an executive salary increase of $103,000 which was reduced by a decrease in operations salaries of $8,347 due to a decrease in personnel. The decrease in reimbursements resulted from a reduction in overhead rates charged to third party working interest owners. General and administrative expense per equivalent unit of production was $0.42 per Mcfe for 1999 compared to $0.25 per Mcfe for the prior year.

    INCOME TAXES. No income tax benefit was recognized as the company has not previously generated taxable income and has not met the requirements under accounting principles generally accepted in the United States of America to recognize a tax benefit.

CAPITAL RESOURCES AND LIQUIDITY

    Our business is capital intensive. Our ability to grow our reserve base is dependent upon our ability to obtain outside capital and generate cash flows from operating activities to fund our investment activities. Our cash flows from operating activities are substantially dependent upon oil and gas prices and significant decreases in market prices of oil or gas could result in reductions of cash flow and affect the amount of our capital investment. Cash flows from financing activities are also a significant source of funding. Prior to the completion of our initial public offering in February 2001, we had relied heavily upon availability under our revolving bank credit facility and from drilling advances from outside investors.

    On February 12, 2001, we completed an initial public offering of 1,250,000 units at a price of $8.00 per unit and received $8.3 million in proceeds, net of commissions and offering expenses. Since the date of the initial public offering, we have successfully drilled two gas wells, the Annie Perry #1 and the Sanders Moore #1, in multiple zones of the Cotton Valley formation in our East Texas properties confirming the presence of proved reserves in this formation, which had not been confirmed as of December 31, 2000. As a result of this drilling, we have revised our drilling plan to include additional Cotton Valley wells which require more capital to drill and complete because of the increased depth and completion costs of these wells. This offering will supplement the remaining proceeds of the initial public offering to accelerate our Cotton Valley development drilling.

    In our initial public offering, we issued warrants to purchase shares of our common stock. These warrants will be an additional source of financing if they are exercised. Our Class A warrants are exercisable at $9.00 per share until March 12, 2002 and $12.00 per share thereafter until they expire on February 12, 2006. If exercised in full before March 12, 2002, we would receive exercise proceeds of $11.25 million from the 1,250,000 Class A warrants outstanding, or $15 million if exercised in full after March 12, 2002. The 1,250,000 Class B warrants outstanding are exercisable at a price of $10.00 until February 12, 2003, and if exercised in full, we would receive
$12.5 million in proceeds. These warrants are likely to be exercised only if our common stock price exceeds the exercise prices of the warrants and there is no assurance that these warrants will be exercised.

CASH FLOW--THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

    In the three months ended March 31, 2001 and 2000, we spent $1,059,891 and $644,313, respectively, in oil and gas acquisitions and development activities. These investments were funded for the three months ended March 31, 2001 by proceeds of our initial public offering and $830,468 of net cash provided by operations. EBITDA in the three months ended March 31, 2001 was $701,636 compared to $342,882 in the three months ended March 31, 2000, an increase of 105%. This increase resulted primarily from increases in production and oil and gas prices. EBITDA is defined as income (loss) before interest, income taxes, depreciation, depletion and amortization. We believe that EBITDA is a financial measure commonly used in the oil and gas industry and we use it and expect investors to use it as an indicator of a company's ability to service and incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other data prepared in accordance with accounting principles generally accepted in the United States of America, or as a measure of a company's profitability or liquidity. EBITDA measures as presented may not be comparable to other similarly titled measures of other companies.

CASH FLOW--YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    In the year ended December 31, 2000 and 1999, we spent $2,177,335 and $685,060, respectively, in oil and gas acquisitions and development activities. These investments were funded for the year of 2000 by existing cash resources of $1,394,168 in net cash provided by operations and $277,997 provided by financing activities, primarily bank borrowings. EBITDA in 2000 was $2,145,512 compared to $718,078 in 1999, an increase of 199%. This increase resulted primarily from increases in production and oil and gas prices.

CASH FLOW--1999 COMPARED TO 1998

    In 1999 we expended $685,060 in investing activities compared to $6,720,450 in 1998. The 1998 amount included our initial purchase of oil and gas properties and equipment for $5,702,907. The 1999 year also included $199,860 in acquisition costs of properties, and $582,047 of development costs. Net cash provided by operating activities in 1999 was $618,759 compared to $197,231 in 1998, reflecting significantly increased oil and gas sales. Financing activities provided $491,724 in cash flow in 1999, including approximately $690,604 in net borrowings and $220,785 in drilling advances, after repurchase of stock from a former shareholder in the amount of $399,110. Financing activities provided $6,633,001 in 1998, including $1,000,000 from our initial capitalization and $5,642,348 from net long-term borrowings.

    EBITDA in 1999 was $718,078 compared to $555,653 in 1998, primarily reflecting increased production and oil and gas prices.

CREDIT FACILITY

    On October 31, 2000, we entered into a secured credit facility provided by Local Oklahoma Bank, N.A., which replaced our prior credit facility. In
May 2001, a restated credit agreement was executed in order to document the terms of this facility. The credit facility provides for a line of credit of up to $15 million (the "Commitment"), subject to a borrowing base which is based on a periodic evaluation of oil and gas reserves which is reduced monthly to account for production ("Borrowing Base"). The amount of credit available to us at any one time under the credit facility is the lesser of the Borrowing Base or the amount of the Commitment. As of March 31, 2001, our borrowing base was $6.8 million which is subject to Monthly Commitment Reductions of $105,000 per month until the maturity date of May 1, 2003. The Monthly Commitment Reductions have been informally waived until September 2001. Borrowings bear interest at the prime rate plus 0.5%. The credit facility requires payment of an annual facility fee equal to 1/2% on the unused amount of the Borrowing Base. We are obligated to make principal payments if the amount outstanding would exceed the Borrowing Base. Borrowings under the credit agreement are secured by substantially all of our oil and gas properties. We have made the required principal reductions since December 1, 2000 out of cash flow from operations. The credit facility contains various affirmative and restrictive covenants. The material covenants, which must be satisfied unless the lender otherwise agrees:

    - Require us to maintain an adjusted current ratio as defined in the credit facility of 1 to 1.

    - Require us to maintain a quarterly debt service coverage ratio of at least
      1.1 to 1. The debt service coverage ratio is defined in the credit facility generally as net income plus depreciation, depletion and amortization plus interest expense divided by quarterly principal reduction requirements plus interest.

    - Require a minimum tangible net worth of not less than $1.5 million, plus 75% of net income or other increases in equity after September 30, 2000.

    - Prohibit any liens or any other debt in excess of $100,000.

    - Prohibit sales of assets more than $100,000.

    - Prohibit payment of dividends or repurchases of stock.

    - Prohibit mergers or consolidations with other entities.

    - Prohibit material changes in management.

    We are in compliance with all of these covenants as of March 31, 2001 and as of the date of this prospectus. We do not expect any of these covenants to materially restrict our activities because our financial condition has been significantly improved as a result of the receipt of the proceeds of our initial public offering.

    The credit facility was guaranteed by Messrs. Kenworthy, Jr. and Kenworthy, Sr. until the execution of the restated credit agreement in May 2001 when the lender released these guaranties.

    At March 31, 2001, we had borrowed $6.8 million under the credit facility, leaving no availability for borrowings to fund development drilling obligations based on the existing Borrowing Base. Subsequent to March 31, 2001, the lender increased availability under the credit facility pending the next determination of the Borrowing Base to permit issuance of a letter of credit to Nabors Drilling USA LP to secure our obligations under our drilling contract. We made a $2.0 million temporary reduction of borrowings under our credit facility on May 25, 2001. If our drilling program is successful and commodity prices remain at current levels, we expect our Borrowing Base will increase and thereby provide additional sources of funds for our planned capital expenditures.

SHAREHOLDER LOANS

    Prior to the closing of the initial public offering of 1,250,000 units on February 12, 2001, Ken L. Kenworthy, Jr. had two loans outstanding to the company in the aggregate amount of $427,500 which were originated in 1999 in order to fund a purchase of stock from a former shareholder and provide working capital. These loans bore interest at a rate approximating the prime rate and were repaid in February 2001 with the proceeds of the initial public offering.

DRILLING ADVANCES

    In 1999 we entered into a development agreement with Tara Energy Partnerships ("Tara"), an unrelated third party relating to the development of two wells in east Texas. Tara acquired an 85% working interest in the wells and advanced its estimated share of drilling and completion costs for these wells. After Tara has received the return of its investment from oil and gas revenues or other sources, the Company is entitled to a reversionary interest in the wells. The size of the reversionary interest decreases based on the amount of time it takes Tara to achieve payout. In October 2000, we borrowed $544,000 under our credit facility to pay to Tara to cause payout to occur and increased our interest in the wells by 66% to 81%. The increase in interest had a Present Value of proved reserves as of June 30, 2000 of approximately $720,000. We may enter into similar arrangements in the future in order to finance the development of wells.

COMMITMENTS AND CAPITAL EXPENDITURES

    Other than obligations under our credit facility, our commitments for capital expenditures relate to planned development of oil and gas properties. Other than our drilling contract with Nabors Drilling described below, we have not entered into drilling or development commitments until a source of funding for such commitments is known to be available, either through financing proceeds, internal cash flow, additional funding under our bank credit facility or working capital. In order to assure availability of equipment or services to implement our drilling program, we may enter into commitments with equipment or service providers in the future.

    Based on our current drilling plans to continue to drill deeper Cotton Valley wells in East Texas, the remaining net proceeds of our initial public offering will fund the drilling of 4 to 6 wells, depending on actual costs. For the remainder of 2001, we expect to use the proceeds of this offering and internal cash flows or proceeds from borrowings under our credit facility for drilling the remaining 18 wells we expect to drill in 2001. The actual wells, costs and timing may vary depending on drilling results, equipment availability, commodity prices and other factors. However, a number of factors affect drilling and our plans may change. If the borrowing base is not increased and cash flow from operations plus proceeds of this offering are insufficient to complete our drilling plans, we may seek alternate sources of financing or postpone planned drilling.

    On May 29, 2001, we entered into a drilling contract with Nabors Drilling USA LP, obligating us to use two 10,000 foot drilling rigs and crews on a continuous basis for a period of two years at a cost of $14,000 per day per rig beginning when the rigs become available in June 2001. The day rate is payable regardless of whether we are actually using the rigs. We have the right to substitute other operators to use the rigs if we are unable to use the rigs, in which event, we are obligated to pay a substitution fee of $2,500 per day over and above the market rate paid by the other operator. Our payment obligations are secured by a standby letter of credit in the amount of $1,000,000, $500,000 per rig, issued by our lender under our credit facility in favor of Nabors. This agreement provides us with a reliable drilling contractor to develop our East Texas properties on terms which we believe are competitive with the terms that would be offered from comparable contractors. However, if we are unable to use these rigs continuously, we will incur financial costs that will adversely affect our financial condition and cash flow.

HEDGING

    We have entered into, and expect to periodically enter into, financial hedging activities with respect to a portion of projected oil and gas production through financial price swaps whereby we receive a fixed price for our production and pay a variable market price to the contract counterparty. These activities are intended to reduce our exposure to oil and gas price fluctuations. We may enter into hedges when we believe forward market conditions are relatively favorable, but we do not expect to hedge at any time more than 50% of our total production. Realized gains or losses from the settlement of these financial hedging activities are recognized in oil and gas sales when the associated production occurs. The gains and losses realized as a result of these hedging activities are substantially offset in the cash market when the hedged commodity is delivered. During 2000, we hedged 5,000 barrels per month of oil at a fixed price of $20.25 per barrel, representing approximately 80% of our monthly oil production and approximately 30% of our total production. This hedge reduced our average oil price for 2000 from $29.24 to $21.33 per Bbl. These swaps expired on December 31, 2000. For the first three months of 2001, we had a swap agreement for 20,000 MMBtu of natural gas per month at a fixed price of $4.70 per MMBtu. These arrangements hedged approximately 34% of our estimated monthly gas production based on our December 31, 2000 reserve report.

                                    BUSINESS

GENERAL

    GMX is an independent oil and gas company. At the time of our organization in 1998, we acquired for $6.0 million producing and undeveloped properties located primarily in east Texas and northwestern Louisiana, Kansas and southeastern New Mexico. When we acquired them, the properties consisted of 71.1 net producing wells, 20,829 net developed and 317 net undeveloped acres. At the acquisition date, the properties had estimated proved reserves of 5 Bcfe. These properties were acquired out of a bankruptcy reorganization of a small privately held company and had been poorly developed and evaluated as a result of the financial condition and lack of technical geological expertise of the prior owner. However, there was substantial high quality geological and engineering data available for the properties, waiting to be evaluated.

    Since the acquisition, we have conducted extensive geological and engineering evaluation of the property base, improved the operating efficiencies of the properties, recompleted or reworked 58 wells, drilled 5 additional wells and acquired additional related acreage and reserves. As a result, we have added proved reserves in existing producing wells and identified proved reserves that can be developed by drilling additional wells.

RESERVES

    As of May 31, 2001, Sproule Associates Inc., our independent petroleum engineers, estimated our proved reserves had increased to 85 Bcfe, up from 72 Bcfe at December 31, 2000. An estimated 22 Bcfe is expected to be produced from existing wells, and another 63 Bcfe or 74% of the proved reserves, is classified as proved undeveloped. These reserves were identified by geological and engineering evaluation of the data we acquired with the properties, as well as by drilling 5 new wells and recompleting 58 wells, including two wells drilled after December 31, 2000 to confirm the presence of proved reserves in the Cotton Valley formation in our East Texas properties. The 5 wells drilled based on this work have all been completed as producers. As of May 31, 2001, we had interests in 160 producing wells, 132 of which we operate.

    The following table shows the estimated net quantities of our proved reserves as of the dates indicated and the Estimated Future Net Revenues and Present Values attributable to total proved reserves at such dates.

                                                                       DECEMBER 31,
                                                              ------------------------------   MAY 31,
                                                                1998       1999       2000       2001
                                                              --------   --------   --------   --------
PROVED DEVELOPED:
  Gas (Mmcf)................................................    8,597      9,194      15,352     14,653
  Oil (MBbls)...............................................      780      1,983       1,410      1,287
    Total (Mmcfe)...........................................   13,277     15,692      23,811     22,375
PROVED UNDEVELOPED
  Gas (MMcf)................................................    8,704     10,084      33,718     44,381
  Oil (MBbls)...............................................    1,084        564       2,448      3,070
    Total (Mmcfe)...........................................   15,208     13,468      48,406     62,801
TOTAL PROVED:
  Gas (MMcf)................................................   17,301     19,278      49,070     59,034
  Oil (MBbls)...............................................    1,864      1,647       3,858      4,357
    Total (Mmcfe)...........................................   28,485     29,160      72,218     85,177
ESTIMATED FUTURE NET REVENUES(1) ($000S)....................  $35,429    $50,052    $492,310   $269,488
PRESENT VALUE(1) ($000S)....................................  $25,275    $30,523    $284,161   $146,417

--------------------------

(1) Estimated Future Net Revenues and Present Value are determined using oil and gas prices as of period end. The lower Estimated Future Net Revenues and Present Value at May 31, 2001 compared to December 31, 2000 is primarily due to a natural gas price of $4.01 used at May 31, 2001 versus $9.90 at December 31, 2000. Estimated Future Net Revenues and the Present Value give no effect to federal or state income taxes attributable to estimated future net revenues.

    The significant increase in proved reserves from December 31, 2000 to May 31, 2001 resulted primarily from the successful completion of two wells in the Cotton Valley formation in East Texas which confirmed the presence of undeveloped reserves in this formation. At December 31, 2000, our proved reserves did not include any Cotton Valley reserves.

    The Estimated Future Net Revenues and Present Value are calculated as required by SEC rules based on period end prices and are highly sensitive to commodity price changes as of each period end. Commodity prices have recently been highly volatile. The prices used to calculate Estimated Future Net Revenues and Present Value of our proved reserves as of December 31, 2000 were $26.42 per barrel for oil and $9.90 per Mcf for gas and as of May 31, 2001 were $28.94 per barrel for oil and $4.01 per Mcf for gas. We estimate that if all other factors (including the estimated quantities of economically recoverable reserves) were held constant, a $1.00 per Bbl change in oil prices and a $.10 per Mcf change in gas prices from those used in calculating the Present Value would change such Present Value by $2,369,000 and $3,214,000, respectively, as of May 31, 2001.

    Sproule Associates Inc., our independent reserve engineers, prepared the estimates of proved reserves as of December 31, 2000 and May 31, 2001. Estimates of proved reserves for December 31, 1998 and December 31, 1999 were prepared by Jon Stromberg, an independent petroleum engineer. In October 2000,
Mr. Stromberg became our Vice President Operations.

    No estimates of our proved reserves comparable to those included in this prospectus have been included in reports to any federal agency other than the Securities and Exchange Commission.

PROPERTIES

    To date our activities have been conducted mainly in well known productive basins in the United States in which our acquired properties are located:

    - The Sabine Uplift in East Texas and Louisiana;

    - The Hugoton basin in Western Kansas and Oklahoma;

    - The Sedgwick basin in Central Kansas; and

    - The Tatum basin in Southeast New Mexico.

    The following table sets forth certain information regarding our activities in each of our principal areas as of May 31, 2001.

                                                              WESTERN                SOUTHEAST
                                              EAST TEXAS     KANSAS AND   CENTRAL       NEW
                                             AND LOUISIANA    OKLAHOMA     KANSAS     MEXICO      TOTAL
                                             -------------   ----------   --------   ---------   --------
PROPERTY STATISTICS:
Proved reserves (MMcfe)....................      70,205         4,139       5,993      4,840      85,177
Percent of total proved reserves...........          82%            5%          7%         6%        100%
Gross producing wells......................          60            64          29          7         160
Net producing wells........................        37.4          20.3        12.4        5.6        75.7
Gross acreage..............................      18,798        11,539       3,556      2,077      35,970
Net acreage................................      17,555         4,120       2,300      1,888      25,863
Proved undeveloped reserves (MMcfe)........      54,025         1,387       3,399      3,990      62,801
Estimated development costs ($000s)........     $29,100       $   277      $1,741     $2,210     $33,328
Proved undeveloped locations...............          36             2           3          3          44
THREE MONTHS ENDED MARCH 31, 2001 RESULTS:
Production (net) (MMcfe)...................         154            44          35         29         262
Average net daily production (Mcfe)........       1,711           489         389        322       2,911

EAST TEXAS AND NORTHWESTERN LOUISIANA

EAST TEXAS

    The East Texas properties are located in Harrison and Panola Counties, Texas. These properties contain approximately 18,118 gross (17,093 net) acres with rights covering the Travis Peak, Pettit, Glen Rose and Cotton Valley formations. Our East Texas properties have 69.4 Bcfe of proved reserves or 81% of our total proved reserves at May 31, 2001, of which 54.0 Bcfe is classified as proved undeveloped.

    We have interests in 51 gross (33.1 net) producing wells in East Texas, of which we operate 37. Average daily production net to our interest for the first quarter of 2001 was 745 Mcf of gas and 81 Bbls of oil. Production is primarily from the Betheny, Blocker and Waskom Fields. The producing lives of these fields are generally 12 to 70 years. We have identified productive zones in the existing wells that are currently behind pipe and thus are not currently producing. These zones can be brought into production as existing reserves are depleted. The Blocker area includes 17 gross (15.5 net) wells in Harrison County which produce gas that is gathered, compressed and sold by Endeavor
Pipeline, Inc., a subsidiary of GMX. Gas sold from the Blocker area has a high MMBtu content which results in a net price above the Nymex average daily Henry Hub natural gas price. Oil is sold separately at a slight premium to the average Nymex Sweet Crude Cushing price, inclusive of deductions. Most of the planned development will be added to existing gathering systems under comparable contracts.

    The undeveloped acreage in this area lies on Sabine Uplift just north of the Carthage Field. The area has 28 producing reservoirs at depths from 3,000 to 10,000 feet. The reservoir trends are similar to river channels and beach barrier bars and are generally substantial in length and sometimes width. These features occur in more than one producing horizon and we give first priority to drilling locations where a single well can drill through two or more producing zones. This increases the reserves recoverable through a single wellbore. We believe the natural gas development opportunities on this property base are substantial and abundant. Our proved undeveloped reserves are significant in this region consisting of 54.0 Bcfe, frequently located at the intersection of multiple crossing reservoir trends. We successfully completed three new wells in 2000--the Bosh #1 and #2 and the J. Hancock #1 at depths ranging from 6,600 to 6,700 feet. These wells produce from multiple zones of the Pettit and Travis Peak formations and confirmed the existence of additional proved undeveloped reserves. We have completed mapping and evaluation of the Travis Peak and Pettit formations and have identified 22 drilling locations with proved undeveloped reserves in these zones at May 31, 2001. We believe it is likely that as these locations are drilled, we will be able to identify still more such locations with proved undeveloped reserves.

    The Cotton Valley formation at depths of 8,500 to 10,000 feet is also present and productive on the entire East Texas property base. In 1998, we farmed out four 80-acre checkerboard locations in one of our 640-acre gas units to Andrew Alan Exploration which has since drilled two 10,000 feet successful Cotton Valley producing wells. One, the Patterson #1, was drilled in less than 30 days at a cost of approximately $900,000 and has estimated reserves of 1.5 Bcf in the Cotton Valley formation. The well also has five other zones that appear productive in the Travis Peak and Pettit formations now behind pipe. The other well, the Christian #1, was also drilled and completed successfully with initial production of 1,582 Mmcf per day.

    In the first and second quarter of 2001, we drilled two wells to the Cotton Valley formation. These wells also pentrated the Petit and Travis Peak formations. We own 100% of the working interest in each of these wells. The Annie Perry #1 well was drilled to a depth of approximately 10,000 feet at an estimated cost of $1.2 million through May 31, 2001. This well penetrated multiple producing zones in the Cotton Valley formation which have been stimulated by fracture treatments. Preliminary field production test results in April 2001 from one productive zone resulted in the well flowing 1,447 Mcf of natural gas per day from a 24/64 choke with casing pressure of 1,070 psi, as well as production of 22 barrels of oil per day and 536 barrels of water. As of July 12, 2001, we had completed this well in the Cotton Valley formation and were in the process of also completing this well in the Travis Peak formation. As of July 12, 2001, we had also completed the Sanders Moore #1 well in the Cotton Valley formation at a depth of approximately 10,000 feet and were preparing for a dual completion of this well in the Petit formation. Both of these wells have been connected to our gas gathering lines and we have sold gas from both of these wells while we are in the process of completion, but the wells are not yet in a normal post-completion producing mode. We expect to establish normal production from these wells in the near future after each well is fully completed. In both of these wells, the thickness of the producing zones we encountered was greater than we anticipated.

    We commenced the drilling of a third Cotton Valley well, the Joann Scott No. 1, during the week of June 18, 2001 using one of our committed Nabors drilling rigs which is expected to reach its planned depth at approximately 9,900 feet during the week of July 16, 2001. We commenced the McIntosh No. 1 well with the second Nabors rig during the week of July 2, 2001 and expect to reach planned total depth of approximately 10,000 feet in late July or early August. We also own 100% of the working interest in these wells. At May 31, 2001, we have 14 proved undeveloped Cotton Valley locations which we plan to continue to drill depending on the results of each well.

    The Cotton Valley wells in this area also tend to produce water, but at declining rates as production continues. Initial water content in the Annie Perry #1 was approximately 0.3 barrels of water per Mcf and in the Sanders Moore #1 was approximately 0.11 barrels of water per Mcf, neither of which is considered unusual for Cotton Valley wells. We have salt water disposal facilities and a salt water disposal well for disposition of this water.

    At May 31, 2001, Sproule Associates, Inc. assigned 2.1 Bcfe of proved reserves to the 2 completed Cotton Valley wells and 11.7 Bcfe of proved undeveloped reserves to our 14 proved undeveloped locations. We expect these reserve estimates to be increased in the future if our two new wells establish a production history and if our new drilling is successful.

    There is a potential for up to 400 locations of Cotton Valley wells in our East Texas acreage assuming an ultimate well density of 2 wells in each 80 acre tract. We are actively acquiring additional acreage in the vicinity of our existing property to enhance the exploitation potential of these properties by adding additional potential drilling locations.

    Recent third party drilling in the vicinity of our development acreage also confirms productive zones as shallow as 3700 feet in the Glenn Rose formation. We expect several wells will target this zone, but we have yet to complete our geological evaluation of this zone.

LOUISIANA

    The Louisiana properties are located in Clairborne, Caddo, Catahoula and Webster parishes with production from the Cotton Valley, Hosston and Rodessa formations. We have 9 gross (4.3 net) producing wells, 6 of which we operate. Production is predominately oil. Louisiana proved reserves are .8 Bcfe and represent approximately 1% of proved reserves as of May 31, 2001. Average daily production net to our interest for the first quarter of 2001 was 17 Bbls of oil and 22 Mcf of gas. We are in the process of evaluation of additional behind pipe and undeveloped reserves in the region. The wells are producing around a piercement saltdome which has produced numerous structural traps for oil.

WESTERN KANSAS AND OKLAHOMA PANHANDLE

    The Western Kansas and Oklahoma Panhandle areas are located in the Hugoton Embayment of Finney and Scott Counties in Kansas, and Texas County in Oklahoma. These areas combined consist of approximately 11,539 gross (4,120 net) acres. Our western Kansas and Oklahoma Panhandle properties have 4,139 MMcfe of proved reserves or 5% of our total proved reserves at May 31, 2001. The Hugoton Embayment is one of the largest gas fields on the North American Continent. We have a total of 64 gross (20.3 net) producing wells as of May 31, 2001. Substantially all of these wells penetrate multiple formations which have additional development potential. Average daily production net to our interest for the first quarter of 2001 was 228 Mcf of gas and 71 Bbls of oil. The producing reservoirs in the Hugoton Embayment have low permeability, so their production rates are generally modest while their productive lives are generally longer than 20 years.

    In the Western Kansas properties, our ownership comprises approximately 10,899 gross (3,823 net) acres. Our producing properties are producing from various porosity intervals of the Chase, Lansing, Kansas City, Marmaton and Mississippian formations at depths from 2,500 to 4,600 feet. We have several producing units in this area. One of the larger units is the Nunn Pool waterflood. In a waterflood, water is pumped into the producing formation from one or more wells to force the oil to migrate to the production wells. The Nunn Pool Field is producing from the Mississippian and Marmaton formations. We are currently evaluating the engineering plan to increase production from the Nunn Pool waterflood. We plan to drill two oil wells in the remainder of 2001 to approximately 4,000 feet to the Kansas City zone where there are proved undeveloped reserves of 1,229 Mmcfe as of May 31, 2001 and to 5,600 feet to test for unproved reserves in the Arbuckle formation. A third well will be drilled as an injector well for the waterflood.

    Our Oklahoma acreage is the Etta Niles lease, which totals approximately 640 gross (297 net) acres, and is in the Carthage NW Field in Texas County, Oklahoma. Most of the gas production is from the Topeka limestone formation and oil production is from the Morrow formation. The company operates 3 producing wells and 1 saltwater disposal well with an average daily net production of 66 Mcf and 6 Bbls of oil for the first quarter of 2001.

CENTRAL KANSAS

    The Central Kansas properties consist of approximately 3,556 gross (2,300 net) acres located in Kingman, Sedgwick, Kiowa and Comanche Counties that are part of the Sedgwick Basin. Proved reserves in Central Kansas represent 7% of our total proved reserves at May 31, 2001. Average daily production net to our interests for the first quarter of 2001 was 221 Mcf of gas and 28 Bbls of oil.

    We have 29 gross (12.4 net) producing wells producing from the Mississippian formation, two of which are commingled in the Lansing Kansas City formation. Our Unruh Unit is a water flood of the Marmaton Limestone formation at a depth of approximately 4,600 feet. We have recently added new wells to this unit, improved the injection system and added the ability to increase the water injection volumes. Net production has recently increased 5 Bbls of oil per day because of these improvements. We have identified 3 locations with proved undeveloped reserves as of May 31, 2001 and are continuing to review others.

SOUTHEAST NEW MEXICO

    Our Southeast New Mexico properties are located in Lea and Roosevelt counties and consist of approximately 2,077 gross (1,888 net) acres. The acreage lies on the northwestern edge of the Midland Basin, defined as the Tatum Basin. Existing production is from three zones--the Bough C, Abo and San Andreas--at depths ranging from 9,500 to 10,000 feet. Proved reserves in Southeast New Mexico represent 6% of our total proved reserves as of May 31, 2001. Average daily production net to our interests for the first quarter of 2001 from our 7 gross (5.6 net) producing wells in this area was 81 Mcf of gas and 55 Bbls of oil.

    We have identified three locations with proved undeveloped reserves which are planned for drilling after 2001 when we have completed planned drilling in East Texas and Kansas. If successful, each well could increase net production by approximately 55 Bbls of oil per day and 40 Mcf of gas per day. Third party drilling activity in the vicinity of our properties also suggests that deeper exploration may be warranted to the Atoka, Morrow and Devonian formations and we are considering 3D seismic evaluations of these formations.

COSTS INCURRED AND ACQUISITION AND DRILLING RESULTS

    The following table shows certain information regarding the costs incurred by us in our acquisition and development activities during the periods indicated. We have not incurred any exploration costs.

                                                                                      THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,             ENDED
                                               ------------------------------------    MARCH 31,
                                                  1998         1999         2000          2001
                                               ----------   ----------   ----------   ------------
PROPERTY ACQUISITION COSTS:
  Proved.....................................  $5,220,419   $  514,212   $  359,753    $    8,236
  Unproved...................................     615,803      199,860      335,259        58,875
DEVELOPMENT COSTS............................     418,723      490,587    1,379,531       962,038
                                               ----------   ----------   ----------    ----------
  Total......................................  $6,254,945   $1,204,659   $2,074,543    $1,029,149
                                               ==========   ==========   ==========    ==========

    We acquired, drilled or participated in the drilling of wells as set out in the table below for the periods indicated. You should not consider the results of prior acquisition and drilling activities as necessarily indicative of future performance, nor should you assume that there is necessarily any correlation between the number of productive wells acquired or drilled and the oil and gas reserves generated by those wells.

                                                                                                                  FIVE MONTHS
                                                                                                                     ENDED
                                                                YEAR ENDED DECEMBER 31,                          MAY 31, 2001
                                            ---------------------------------------------------------------   -------------------
                                                   1998                  1999                  2000
                                            -------------------   -------------------   -------------------
                                             GROSS       NET       GROSS       NET       GROSS       NET       GROSS       NET
                                            --------   --------   --------   --------   --------   --------   --------   --------
ACQUIRED WELLS:
Gas.......................................     65        31.8        --         --         --         --         --         --
Oil.......................................     90        39.3        --         --         --         --         --         --
                                              ---        ----       ---        ---        ---        ---        ---        ---
  Total...................................    155        71.1        --         --         --         --         --         --
                                              ===        ====       ===        ===        ===        ===        ===        ===
DEVELOPMENT WELLS:
Gas.......................................     --          --         1         .8          1          1          2          2
Oil.......................................     --          --         1         .8         --         --         --         --
Dry.......................................     --          --        --         --         --         --         --         --
                                              ---        ----       ---        ---        ---        ---        ---        ---
  Total...................................     --          --         2        1.6          1          1          2          2
                                              ===        ====       ===        ===        ===        ===        ===        ===
EXPLORATORY WELLS:
Gas.......................................     --          --        --         --         --         --         --         --
Oil.......................................     --          --        --         --         --         --         --         --
Dry.......................................     --          --        --         --         --         --         --         --
                                              ---        ----       ---        ---        ---        ---        ---        ---
  Total...................................     --          --        --         --         --         --         --         --
                                              ===        ====       ===        ===        ===        ===        ===        ===

ACREAGE

    The following table shows our developed and undeveloped oil and gas lease and mineral acreage as of December 31, 2000. Excluded is acreage in which our interest is limited to royalty, overriding royalty and other similar interests.

                                                                   DEVELOPED            UNDEVELOPED
                                                              -------------------   -------------------
LOCATION                                                       GROSS       NET       GROSS       NET
--------                                                      --------   --------   --------   --------
East Texas and Louisiana....................................   14,189     13,893     4,609      3,662
Western Kansas and Oklahoma.................................   11,539      4,120        --         --
Central Kansas..............................................    3,556      2,300        --         --
Southeast New Mexico........................................    1,760      1,571       317        317
                                                               ------     ------     -----      -----
  Total.....................................................   31,044     21,885     4,926      3,979
                                                               ======     ======     =====      =====

    Title to oil and gas acreage is often complex. Landowners may have subdivided interests in the mineral estate. Oil and gas companies frequently subdivide the leasehold estate to spread drilling risk and often create overriding royalties. When we purchased the properties, the purchase included title opinions prepared by counsel in the several states analyzing mineral ownership in each well drilled. Further, for each producing well there is a division order signed by the current recipients of payments from production stipulating their assent to the fraction of the revenues they receive. We obtain similar title opinions and division orders with respect to each new well drilled. While these practices, which are common in the industry, do not assure that there will be no claims against title to the wells or the associated revenues, we believe that we are within normal and prudent industry practices. Because many of the properties in our current portfolio were purchased out of bankruptcy in 1998, we have the advantage that liens against the properties were cleared in the bankruptcy.

PRODUCTIVE WELL SUMMARY

    The following table shows our ownership in productive wells as of December 31, 2000. Gross oil and gas wells include 3 wells with multiple completions. Wells with multiple completions are counted only once for purposes of the following table.

                                                                  PRODUCTIVE
                                                                     WELLS
                                                              -------------------
TYPE OF WELL                                                   GROSS       NET
------------                                                  --------   --------
Gas.........................................................     66        31.8
Oil.........................................................     92        39.9
                                                                ---        ----
Total.......................................................    158        71.7
                                                                ===        ====

    Subsequent to December 31, 2000 through May 31, 2001, we drilled 2 gross (2 net) productive gas wells.

MARKETING

    Our ability to market oil and gas often depends on factors beyond our control. The potential effects of governmental regulation and market factors, including alternative domestic and imported energy sources, available pipeline capacity, and general market conditions are not entirely predictable.

    NATURAL GAS. Natural gas is generally sold pursuant to individually negotiated gas purchase contracts, which vary in length from spot market sales of a single day to term agreements that may extend several years. Customers who purchase natural gas include marketing affiliates of the major pipeline companies, natural gas marketing companies, and a variety of commercial and public authorities, industrial, and institutional end-users who ultimately consume the gas. Gas purchase contracts define the terms and conditions unique to each of these sales. The price received for natural gas sold on the spot market may vary daily, reflecting changing market conditions. The deliverability and price of natural gas are subject to both governmental regulation and supply and demand forces. During the past several years, regional surpluses and shortages of natural gas have occurred, resulting in wide fluctuations in prices received.

    All of our gas is currently sold under contracts providing for market sensitive terms which are terminable with 30-60 day notice by either party without penalty. This means that we enjoy the high prices in the current market and that we are subject to price declines if gas prices decline in the future.

    CRUDE OIL. Oil produced from our properties will be sold at the prevailing field price to one or more of a number of unaffiliated purchasers in the area. Generally, purchase contracts for the sale of oil are cancelable on 30-days notice. The price paid by these purchasers is generally an established, or "posted," price that is offered to all producers. During the last several years prices paid for crude oil have fluctuated substantially. Future oil prices are difficult to predict due to the impact of worldwide economic trends, coupled with supply and demand variables, and such non-economic factors as the impact of political considerations on OPEC pricing policies and the possibility of supply interruptions.

    For 1999, our largest purchasers included Teppco Crude and Koch Gateway PipeLine which accounted for 75.4% and 19.3% of oil and natural gas sales, respectively. For the year 2000, the same purchasers accounted for 83.4% and 41.4%, respectively, of oil and natural gas sales, respectively. We do not believe that the loss of any our purchasers would have a material adverse affect on our operations. None of our gas or oil sales contracts have a term of more than one year.

REGULATION

    EXPLORATION AND PRODUCTION. The exploration, production and sale of oil and gas are subject to various types of local, state and federal laws and regulations. These laws and regulations govern a wide range of matters, including the drilling and spacing of wells, allowable rates of production, restoration of surface areas, plugging and abandonment of wells and requirements for the operation of wells. Our operations are also subject to various conservation requirements. These include the regulation of the size and shape of drilling and spacing units or proration units and the density of wells which may be drilled and the unitization or pooling of oil and gas properties. In this regard, some states allow forced pooling or integration of tracts to facilitate exploration, while other states rely on voluntary pooling of lands and leases. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. All of these regulations may adversely affect the rate at which wells produce oil and gas and the number of wells we may drill. All statements in this report about the number of locations or wells reflect current laws and regulations.

    Laws and regulations relating to our business frequently change, and future laws and regulations, including changes to existing laws and regulations, could adversely affect our business.

    ENVIRONMENTAL MATTERS. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to liabilities to the government and third parties and may require us to incur costs to remedy discharges. Natural gas, oil or other pollutants, including salt water brine, may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from pipelines or other gathering and transportation facilities, leakage from storage tanks and sudden discharges from damage or explosion at natural gas facilities of oil and gas wells. Discharged hydrocarbons may migrate through soil to water supplies or adjoining property, giving rise to additional liabilities.

    A variety of federal and state laws and regulations govern the environmental aspects of natural gas and oil production, transportation and processing and may, in addition to other laws, impose liability in the event of discharges, whether or not accidental, failure to notify the proper authorities of a discharge, and other noncompliance with those laws. Compliance with such laws and regulations may increase the cost of oil and gas exploration, development and production, although we do not currently anticipate that compliance will have a material adverse effect on our capital expenditures or earnings. Failure to comply with the requirements of the applicable laws and regulations could subject us to substantial civil and/or criminal penalties and to the temporary or permanent curtailment or cessation of all or a portion of our operations.

    The Comprehensive Environmental Response, Compensation and Liability Act or CERCLA, also known as the "superfund law", imposes liability, regardless of fault or the legality of the original conduct, on some classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a disposal site or sites where the release occurred and companies that dispose or arrange for disposal of the hazardous substances found at the time. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and severable liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We could be subject to the liability under CERCLA because our drilling and production activities generate relatively small amounts of liquid and solid waste that may be subject to classification as hazardous substances under CERCLA.

    The Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most oil and natural gas exploration and production waste to be classified as nonhazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. As a result, we are not required to comply with a substantial portion of RCRA's requirements because our operations generate minimal quantities of hazardous wastes. At various times in the past, proposals have been made to amend RCRA to rescind the exemption that excludes oil and natural gas exploration and production wastes from regulation as hazardous waste. Repeal or modification of the exemption by administrative, legislative or judicial process, or modification of similar exemptions in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of and would cause us to incur increased operating expenses.

    There are numerous state laws and regulations in the states in which we operate which relate to the environmental aspects of our business. These state laws and regulations generally relate to requirements to remediate spills of deleterious substances associated with oil and gas activities, the conduct of salt water disposal operations, and the methods of plugging and abandonment of oil and gas wells which have been unproductive. Numerous state laws and regulations also relate to air and water quality.

    We do not believe that our environmental risks will be materially different from those of comparable companies in the oil and gas industry. We believe our present activities substantially comply, in all material respects, with existing environmental laws and regulations. Nevertheless, we cannot assure you that environmental laws will not result in a curtailment of production or material increase in the cost of production, development or exploration or otherwise adversely affect our financial condition and results of operations. Although we maintain liability insurance coverage for liabilities from pollution, environmental risks generally are not fully insurable.

    In addition, because we have acquired and may acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage, including historical contamination, caused by such former operators. Additional liabilities could also arise from continuing violations or contamination not discovered during our assessment of the acquired properties.

    MARKETING AND TRANSPORTATION. The interstate transportation and sale for resale of natural gas is regulated by the Federal Energy Regulatory Commission under the Natural Gas Act of 1938. The sale and transportation of natural gas also is subject to regulation by various state agencies. The Natural Gas Wellhead Decontrol Act of 1989 eliminated all gas price regulation effective January 1, 1993. In addition, FERC recently has proposed several rules and orders concerning transportation and marketing of natural gas. We cannot predict the impact of these rules and other regulatory developments on GMX.

    In 1992, FERC finalized Order 636, and also has promulgated regulations pertaining to the restructuring of the interstate transportation of natural gas. Pipelines serving this function have since been required to "unbundle" the various components of their service offerings, which include gathering, transportation, storage, and balancing services. In their current capacity, pipeline companies must provide their customers with only the specific service desired, on a non-discriminatory basis. Although we are not an interstate pipeline, we believe the changes brought about by Order 636 have increased competition in the marketplace, resulting in greater market volatility.

    Various rules, regulations and orders, as well as statutory provisions may affect the price of natural gas production and the transportation and marketing of natural gas. Recent developments relating to regulation of wholesale electricity prices may also have an effect on natural gas prices because of the increasing use of natural gas to generate electric power.

GAS GATHERING

    We have acquired, constructed and own gas gathering lines and compression equipment for gathering and delivering of natural gas from our east Texas properties. This gathering system currently consists of approximately 24 miles of gathering lines that collect gas from approximately 18 wells, which accounted for approximately 65% of our gas production from this area in 2000. This system enables us to improve the control over our production and enhances our ability to obtain access to pipelines for ultimate sale of our gas. We only gather gas from wells in which we own an interest. Remaining gas is gathered by unrelated third parties.

COMPETITION

    The oil and natural gas industry is highly competitive. We compete with major integrated oil and gas companies and independent oil and gas companies in all areas of operation. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we have. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which could adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Further, our competitors may have technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to explore for natural gas and oil prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have operated for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

    Recent increased oil and gas drilling activity in the regions in which we own properties has resulted in increased demand for drilling rigs and other oilfield equipment and services. We may experience occasional or prolonged shortages or unavailability of drilling rigs, drill pipe and other material used in oil and gas drilling. Such unavailability could result in increased costs, delays in timing of anticipated development or cause interests in undeveloped oil and gas leases to lapse.

DRILLING CONTRACT

    On May 29, 2001, we entered in to a drilling contract with Nabors Drilling USA LP, obligating us to use two 10,000 foot drilling rigs and crews on a continuous basis for a period of two years at a cost of $14,000 per day per rig. The day rate is payable regardless of whether we are actually using the rigs. We have the right to substitute other operators to use the rigs if we are unable to use the rigs, in which event, we are obligated to pay a substitution fee of $2,500 per day over and above the market rate paid by the other operator. Our payment obligations are secured by a standby letters of credit in the aggregate amount of $1,000,000, $500,000 per rig, issued by our lender under our credit facility in favor of Nabors. This agreement provides us with a reliable drilling contractor to develop our East Texas properties on terms which we believe are competitive with the terms that would be offered from comparable contractors.

FACILITIES

    As of May 31, 2001, we leased approximately 6,749 square feet in Oklahoma City, Oklahoma for our corporate headquarters. The annual rental cost is approximately $94,485.

EMPLOYEES

    As of May 31, 2001, we had 16 full-time employees of which 5 are management and the balance are clerical or technical employees. We also use five independent contractors to assist in field operations. We believe our relations with our employees are satisfactory. Our employees are not covered by a collective bargaining agreement.

LEGAL PROCEEDINGS

    On March 1, 2001, Larry Miller and certain other parties filed an action in the United States District Court for the Eastern District of Texas, Marshall Division, against us and our President, Ken L. Kenworthy, Jr., alleging fraud and breach of implied contract and seeking damages relating to a claimed interest in an oil and gas well we recompleted in Harrison County, Texas in 2000. The Plaintiffs claim they were entitled to an interest in the well and seek actual damages of $750,000, unspecified punitive damages and attorneys fees. We have filed a counterclaim against Larry Miller, a former employee of the company from which we acquired the properties out of a bankruptcy reorganization, alleging violations of the Bankruptcy Code for execution and delivery of assignments in oil and gas properties without bankruptcy court approval. We intend to vigorously defend this action and do not believe it will have any material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

    Our executive officers and directors and their respective positions, ages, and background are set forth below:

NAME                                       AGE      POSITION
----                                     --------   --------
Ken Kenworthy, Jr......................     44      President and Director
Ken Kenworthy, Sr......................     66      Executive Vice President, Chief Financial Officer
                                                    and Director
T. J. Boismier.........................     66      Director
Paul Malloy............................     47      Director
Kyle Kenworthy.........................     40      Vice President--Land
Jon Stromberg..........................     62      Vice President--Operations

    The board of directors of GMX consists of four members. All directors hold office until the next annual meeting of shareholders and until their successors are elected. The executive officers of GMX are appointed by the board of directors and serve at its discretion.

    KEN KENWORTHY, JR. is a co-founder of GMX and has been President and a director since the Company's inception in 1998. In 1980, he founded OEXCO Inc., a privately held oil and gas company, which he managed until 1995 when its properties were sold for approximately $13 million. During this period OEXCO operated 300 wells and drilled and discovered seven fields and dozens of new zones. During this same period, he formed and managed a small gas gathering system. From 1995 until he founded GMX in 1998, Mr. Kenworthy was a private investor. From 1980 to 1984, he was a partner in Hunt-Kenworthy Exploration which was formed to share drilling and exploration opportunities in different geological regions. Prior to 1980, he held various geology positions with Lone Star Exploration, Cities Service Gas Co., Nova Energy, and Berry Petroleum Corporation. He also served as a director of Nichols Hills Bank, a commercial bank in Oklahoma City, Oklahoma for ten years before it was sold in 1996 to what is now Bank of America. He is a member of the American Association of Petroleum Geologists and Oklahoma City Geological Society.

    KEN KENWORTHY, SR. is a co-founder of GMX and has been Executive Vice President and a director since the Company's inception in 1998. From 1993 to 1998, he was principal owner and Chairman of Granita Sales Inc., a privately-held frozen beverage manufacturing and distribution company. Prior to that time, he held various financial positions with private and public businesses, including from 1970 to 1984, as vice president, secretary-treasurer, chief financial officer and a director of CMI Corporation, a New York Stock Exchange company which manufactures and sells road-building equipment.

    T. J. BOISMIER is founder, president and chief executive officer of T. J. Boismier Co., Inc., a privately held mechanical contracting company in Oklahoma City, Oklahoma which designs and installs plumbing, heating, air conditioning and utility systems in commercial buildings, a position he has held since 1961.

    PAUL MALLOY is a financial advisor and associate vice president of Morgan Stanley Dean Witter in Oklahoma City, Oklahoma, a position he has held since 1987. He is also the general partner of a privately held oil and gas royalty ownership company.

    KYLE KENWORTHY became Vice President of Land for the Company in March 1999. From 1997 until he joined the company, he was an independent petroleum landman, performing contract land services for other oil and gas companies, and from 1992 to 1997 he was an independent real estate investor and manager. Prior to that time, he was employed by H&K Exploration and OEXCO Inc. in various geological, accounting and land management positions.

    JON STROMBERG became Vice President of Operations for the Company on October 1, 2000. From 1990 until he joined the Company, Mr. Stromberg was an independent consulting engineer based in Oklahoma City, Oklahoma, providing drilling, production, reservoir management and reserve engineering services to various companies including GMX. Mr. Stromberg is a registered petroleum engineer and is a member of the Society of Petroleum Engineers.

    Ken Kenworthy, Sr. is the father of Ken Kenworthy, Jr. and Kyle Kenworthy.

SIGNIFICANT EMPLOYEES

    On February 6, 2001, we employed William A. Buntyn as an operations manager with responsibilities for supervising drilling, completion and production operations. Since 1992, Mr. Buntyn was a self-employed drilling, completion and production consultant for various companies. From 1984 to 1992, he was vice-president of operations of OEXCO, Inc.

    On May 14, 2001, we employed Charles Burshears as exploration manager. His responsibilities include prospect evaluation and research. Mr. Burshears is an exploration and development geoscientist with over 20 years experience in the East Texas Basin. Prior to joining GMX, he served as Senior Geologist with Sonat Exploration, Onyxx Exploration and Hunt Energy.

COMMITTEES OF THE BOARD OF DIRECTORS

    Our board of directors has an Audit Committee and a Compensation Committee each consisting of Messrs. Boismier and Malloy. The Audit Committee functions include recommending to the Board of Directors the engagement of GMX's independent public accountants, reviewing with such accountants the results and scope of their auditing engagement and various other matters. The Compensation Committee is responsible for establishing compensation policies and levels for our chief executive officer and other senior officers. The committee makes recommendations to the Board of Directors of the Company with respect to various executive compensation plans which have been or may be adopted by the Company, as well as the specific compensation levels of executive officers.

DIRECTOR COMPENSATION

    Nonemployee directors, T. J. Boismier and Paul Malloy, receive $750 for each board and $500 for each committee meeting which they attend. We have also granted options to our nonemployee directors. Each nonemployee director received an option on February 16, 2001 to purchase 10,000 shares of common stock at a price of $8.00 per share (the initial public offering price of our units) which will vest at a rate of 25% per year for each year of continued service. These directors received an additional option on March 16, 2001 (when our units split into common stock and warrants) to purchase 5,000 shares of common stock at a price of $4.03 per share (the market price of our common stock on the date of grant), also vesting at 25% per year for each year of continued service.

EXECUTIVE COMPENSATION

    The following table sets forth for the periods indicated, information with respect to compensation received by the chief executive officer of GMX and the other highly compensated executive officers of GMX.

                           SUMMARY COMPENSATION TABLE

                                                                  ANNUAL COMPENSATION
                                                    ------------------------------------------------
                                                                                        OTHER ANNUAL
NAME AND PRINCIPAL POSITION                           YEAR      SALARY        BONUS     COMPENSATION
---------------------------                         --------   --------      --------   ------------
Ken L. Kenworthy, Jr..............................    1998     $ 45,000       $   --      $    --
  President                                           1999       86,500           --           --
                                                      2000      135,000           --           --

Ken L. Kenworthy, Sr..............................    1998     $ 45,000           --      $    --
  Executive Vice President, and Chief Financial       1999       96,500           --           --
  Officer                                             2000      125,000

Kyle Kenworthy....................................    1998     $     --       $   --      $    --
  Vice President--Land                                1999       40,000        1,000           --
                                                      2000       46,500        4,000           --

Jon Stromberg.....................................    2000     $ 27,000(1)    $4,000      $50,659(2)

------------------------

(1) Salary from date of employment on October 1, 2000 through December 31, 2000. Prior to October 1, 2000, Mr. Stromberg served as an independent consultant.

(2) See "Certain Transactions".

    We increased the base salaries of certain of our executive officers to a level comparable to similarly sized oil and gas companies to $175,000 for Messrs. Kenworthy, Jr. and Kenworthy, Sr., effective February 1, 2001, and to $54,000 per year for Kyle Kenworthy, effective January 1, 2001.

STOCK OPTION PLAN

    In October 2000, the board of directors and shareholders adopted the GMX RESOURCES INC. Stock Option Plan (the "Option Plan"). Under the Option Plan, we may grant both stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and options which are not qualified as incentive stock options. Options may be granted under the Plan to key employees and nonemployee directors.

    The maximum number of shares of common stock issuable under the Option Plan is 300,000, subject to appropriate adjustment in the event of a reorganization, stock split, stock dividend, reclassification or other change affecting our common stock. All executive officers and other key employees who hold positions of significant responsibility are eligible to receive awards under the Option Plan. In addition, each director of the Company is eligible to receive options under the Plan. The exercise price of options granted under the Plan is not less than 100% of the fair market value of the shares on the date of grant. Options granted under the Plan become exercisable as the board may determine in connection with the grant of each option. In addition, the board may at any time accelerate the date that any option granted becomes exercisable. Limitations exist on the duration, exercise price and number of shares that may be subject to or exercised in connection with incentive stock options. The exercise price of options may be paid in cash, in shares of common stock (valued at fair market value at the date of exercise), by surrender of a portion of the option, or by a combination of such means of payment, as may be determined by the board of directors.

    In the event of any reorganization, merger, consolidation or sale of substantially all of the assets of GMX while options remain outstanding under the Option Plan, the Option Plan provides for substitute options with an appropriate number of shares or other securities of the reorganized, merged, consolidated or acquiring corporation which were distributed to the shareholders of GMX. In the event of a Change in Control (as defined in the Option Plan) of GMX, all outstanding options will become immediately and fully exercisable and optionees will be entitled to surrender, within 60 days following the Change in Control, unexercised options or portions of options in return for cash payment equal to the difference between the aggregate exercise price of the surrendered options and the fair market value of the shares of common stock underlying the surrendered options.

    The board of directors may amend or terminate the Option Plan at any time, except that no amendment will become effective without the approval of the shareholders except to the extent such approval may be required by applicable law or by the rules of any securities exchange upon which the GMX shares are admitted to listed trading. The Option Plan will terminate in 2010, except with respect to awards then outstanding.

    No stock options were granted during the year ended December 31, 2000 under the Company's Stock Option Plan to the named executive officers. On
February 16, 2001, on completion of the initial public offering of units, we granted options to Messrs. T. J. Boismier, Paul Malloy, Kyle Kenworthy and Jon Stromberg. All of the options vest at the rate of 25% per year and expire on 2010. On March 16, 2001, when units separated into common stock and warrants, we granted each of the above named persons additional options. The following table summarizes the options granted in 2001.

                                                                 % OF TOTAL
                                                                  OPTIONS
                                                                 GRANTED TO
                                                 NUMBER OF      EMPLOYEES IN
                                                SECURITIES      2001 THROUGH
                                                UNDERLYING        MAY 31,      EXERCISE PRICE   EXPIRATION
NAME                                          OPTIONS GRANTED       2001         PER SHARE         DATE
----                                          ---------------   ------------   --------------   ----------
T. J. Boismier..............................       10,000           8.69%           $8.00       2/16/2010
                                                    5,000           4.34%           $4.03       3/16/2010
Paul Malloy.................................       10,000           8.69%           $8.00       2/16/2010
                                                    5,000           4.34%           $4.03       3/16/2010
Kyle Kenworthy..............................       10,000           8.69%           $8.00       2/16/2010
                                                    5,000           4.34%           $4.03       3/16/2010
Jon Stromberg...............................       10,000           8.69%           $8.00       2/16/2010
                                                    5,000           4.34%           $4.03       3/16/2010

    Such options will vest at the rate of 25% per year for each year of continued service.

    The Option Plan requires that GMX file and maintain a registration statement under the Securities Act of 1933 for the shares of common stock underlying any options granted.

CERTAIN TRANSACTIONS

    Ken L. Kenworthy, Sr. and Ken L. Kenworthy, Jr. have both been guarantors of our bank debt. These guarantees were terminated in May 2001 in connection with the execution of a restated credit agreement with our lending bank.

    Ken L. Kenworthy, Jr. loaned an aggregate amount of $575,000 to GMX in March and May, 1999 to fund the repurchase of stock from a former shareholder and to provide working capital. These loans bear interest at a floating prime rate, averaging 9.2% for the year ended December 31, 1999 and 9.6% for the year ended December 31, 2000. The loans matured on March 11, 2001. The loans are secured by undeveloped oil and gas leases. For the years ended December 31, 1999 and 2000, interest accrued on these loans was $29,200 and $47,848, respectively. Interest was paid monthly. At June 30, 2000, the balance of this debt was $575,000 and was reduced to $427,500 thereafter by a payment made by the company. The remaining debt was paid in February 2001 out of the proceeds of the initial public offering.

    In October 2000, Ken L. Kenworthy, Jr. and Ken L. Kenworthy, Sr. jointly loaned $230,000 to GMX to fund the repurchase of Preferred Stock held by an unrelated third party. This loan bore interest at a floating prime rate and was repaid on October 31, 2000 from borrowings under our credit facility.

    In February, 2000, we issued 98,000 shares of common stock to Jon Stromberg, our current Vice President--Operations, for engineering consulting services valued at $50,659 primarily performed in 1999 and pursuant to an agreement reached with Mr. Stromberg in February 1999. In connection with such issuance, Mr. Stromberg entered into an agreement providing for certain restrictions relating to the voting and transfer of his shares which terminated upon completion of the initial public offering. During 2000, prior to Mr. Stromberg's becoming employed on October 1, 2000, we paid him $79,112 in consulting fees for engineering consulting services.

    We believe all of the transactions described above were on terms as favorable to the company as those that could have been obtained from unrelated parties in arms length transactions. These transactions were not approved by independent directors because we did not have independent directors until after the closing of the offering. Any future affiliate transactions will be subject to review by our independent directors who will have access, at our expense, to our counsel or independent legal counsel.

INDEMNIFICATION ARRANGEMENTS

    Under Section 1031 of the Oklahoma General Corporation Act ("OGCA") and our certificate of incorporation, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended ("Securities Act").

    Our certificate of incorporation provides that GMX shall indemnify, and may advance litigation expenses to its officers and directors to the fullest extent permitted by the OGCA. GMX may also indemnify, and advance litigation expenses to employees and agents of the corporation, and persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or enterprise, to the fullest extent permitted by Oklahoma law. We have entered into agreements with our nonemployee directors providing for contractual rights of indemnity and expense advancement.

    Our certificate of incorporation provides that, pursuant to Section 1006 of the OGCA, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the corporation and its stockholders. The provision in the certificate of incorporation does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Oklahoma Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the corporation, as well as for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under the OGCA. The provision also does not affect a director's responsibilities under any other law, such as the state or federal securities laws.

KEY MAN LIFE INSURANCE

    We are the owner and beneficiary of a life insurance policy covering accidental death of our President, Ken L. Kenworthy, Jr. in the amount of $3 million.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 31, 2001, by (i) each person or group of affiliated persons known to be the beneficial owner of more than 5% of our outstanding common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all of our directors and executive officers as a group.

    As of May 31, 2001, there were 4,250,000 shares of common stock outstanding. Except as otherwise listed below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

                                                              NUMBER OF
BENEFICIAL OWNER                                               SHARES        PERCENT OF TOTAL(5)
----------------                                              ---------      -------------------
Ken L. Kenworthy, Jr.(1) (2)................................  1,934,676             45.5%
Ken L. Kenworthy, Sr.(2)....................................    967,324             22.8%
Jon Stromberg...............................................     98,000(3)           2.3%
T. J. Boismier..............................................     10,000(4)        *
Paul Malloy.................................................          0(3)
Kyle Kenworthy..............................................          0(3)
All executive officers and directors as a group (7
  persons)..................................................  3,010,000             70.7%

------------------------

*   Less than 1%.

(1) Shares owned by Mr. Kenworthy, Jr. include 967,338 shares owned by his wife as to which he disclaims beneficial ownership.

(2) The business address of Messrs. Kenworthy, Jr. and Kenworthy, Sr. is 9400 North Broadway, Oklahoma City, Oklahoma 73114.

(3) Excludes for each person shares underlying options granted to these individuals which are not exercisable within 60 days of May 31, 2001. See "Management--Stock Option Plan".

(4) Includes 5,000 shares which Mr. Boismier has the right to acquire upon exercise of Class A and Class B warrants.

(5) Percentage calculated without regard to shares issuable upon exercise of the outstanding Class A and Class B warrants.

                           DESCRIPTION OF SECURITIES

GENERAL

    Our authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

    The holders of common stock are entitled to one vote for each share of common stock held on all matters voted upon by shareholders, including the election of directors at any meeting of shareholders, a quorum requires the presence in person or proxy of holders of the majority of the outstanding common stock. Subject to the rights of any then outstanding shares of preferred stock, the holders of common stock are entitled to dividends as may be declared in the discretion of the board of directors out of funds legally available for the payment of dividends. The holders of common stock are entitled to share ratably in GMX's net assets upon liquidation after we pay or provide for all liabilities and for any preferential liquidation rights of any preferred stock then outstanding. The common shareholders have no preemptive rights to purchase shares of GMX stock and no cumulative voting rights in the election of directors. Shares of common stock are not subject to any redemption provisions and are not convertible into any of our other securities. All of the shares of common stock which we are going to issue in the offering will be fully paid and nonassessable.

PREFERRED STOCK

    Our board of directors has the authority, without further action by shareholders, to issue shares of preferred stock from time to time in one or more series and to fix the related number of shares and the designations, voting powers, preferences, optional and other special rights, and restrictions or qualifications of that preferred stock. The rights, preferences, privileges and restrictions or qualifications to different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of preferred stock could:

    - decrease the amount of earnings and assets available for distribution to holders of common stock;

    - adversely affect the rights and powers, including voting rights, of holders of common stock; and

    - have the effect of delaying, deferring or preventing a change in control.

                                  UNDERWRITING

    The underwriters named below have severally agreed, subject to the terms and conditions contained in an underwriting agreement with us, to purchase 1,250,000 shares of common stock from us at the price set forth on the cover page of this prospectus, in accordance with the following table:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Paulson Investment Company, Inc.............................  1,700,000
I-Bankers Securities Incorporated...........................    300,000
                                                              ---------

    Total...................................................  2,000,000
                                                              =========

    NATURE OF UNDERWRITING COMMITMENT. The underwriting agreement provides that the underwriters are committed to purchase all the shares offered by this prospectus if any shares are purchased. This commitment does not apply to 300,000 shares subject to the over-allotment option granted by us to the underwriters to purchase additional shares in this offering.

    CONDUCT OF THE OFFERING. We have been advised by Paulson Investment Company, Inc., that the underwriters propose to offer the shares of common stock to be sold in this offering directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers at that price less a concession of not more than $0.22 per share. The underwriters may allow, and those dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the shares are released for sale to the public, the offering price and other selling terms may be changed from time to time by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

    The underwriters have informed us that they do not expect to confirm sales of shares offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

    OVER-ALLOTMENT OPTION. We have granted the underwriters an option, expiring 45 days after the date of this prospectus, to purchase up to 300,000 additional shares from us on the same terms as set forth in this prospectus with respect to the 2,000,000 shares of common stock. The underwriters may exercise this option, in whole or in part, only to cover over-allotments, if any, in the sale of the shares offered by this prospectus.

    OFFERING DISCOUNTS. The following table shows the per share and total underwriting discounts to be paid by us to the underwriters. These amounts are shown assuming no exercise and full exercise, respectively, of the underwriters' over-allotment option described above:

                                                                       TOTAL WITHOUT      TOTAL WITH
                                                              PER      OVER-ALLOTMENT   OVER-ALLOTMENT
                                                             SHARE         OPTION           OPTION
                                                            --------   --------------   --------------
Total underwriting discount to be paid by us..............   $0.385        $770,000        $885,500

    EXPENSE ALLOWANCE.  We have agreed to pay to Paulson Investment
Company, Inc., a non-accountable expense allowance equal to one percent of the public offering price of the shares sold by us in this offering (including shares sold on exercise of the underwriters' over-allotment option).

    UNDERWRITERS' WARRANTS. On completion of this offering, we will issue to certain underwriters warrants to purchase from us up to 200,000 shares of common stock, for a price of $6.60 per share. The warrants are exercisable during the four-year period beginning one year from the date of this prospectus. The warrants are not transferable for one year following the date of this prospectus, except to an individual who is an officer or partner of an underwriter, by will or by the laws of descent and distribution, and are not redeemable.

    The holder of these warrants will have, in that capacity, no voting, dividend or other shareholder rights. Any profit realized on the sale of the shares issuable upon exercise of the these warrants may be deemed to be additional underwriting compensation. The securities underlying these warrants are being registered pursuant to the registration statement of which this prospectus is a part. During the term of the warrants, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time at which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.

    INDEMNIFICATION. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

    LOCK-UP AGREEMENTS. Our officers and directors have previously agreed in our initial public offering not to sell or transfer any shares of our common stock or equity securities for one year after the date of our initial public offering, or until February 12, 2002, without first obtaining the written consent of Paulson Investment Company, Inc. Specifically, these officers and directors have agreed not to, directly or indirectly:

    - sell or offer to sell any shares of our common stock or equity securities;

    - grant any option to sell any shares of our common stock or equity securities;

    - engage in any short sale of our common stock or equity securities;

    - pledge or otherwise transfer or dispose of any shares of our common stock or equity securities; or

    - publicly announce an intention to do any of the foregoing.

    These lock-up agreements apply to shares of our common stock and also to any options or warrants to acquire shares of our common stock. These lock-up agreements apply to all such securities that are currently owned or later acquired either of record or beneficially by the persons executing the agreements. However, Paulson Investment Company, Inc. may, in its sole discretion and without notice, release some or all of the securities subject to these agreements at any time during the one year period. Currently, there are no agreements by Paulson Investment Company, Inc. to release any of the securities from the lock-up agreements.

    Our officers and directors have agreed that, for a period of one year from the date of this prospectus, they will notify Paulson Investment Company, Inc. before they sell our common stock under Rule 144.

    ONLINE ACTIVITIES. A prospectus in electronic format is available at www.paulsoninvestment.com/ gmx.html and at www.i-bankers.net and may be made available on the Internet sites or through other online services maintained by one or more of the underwriters of this offering, members of the selling group or by persons with whom they may contract for such services. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

    STABILIZATION AND OTHER TRANSACTIONS. The rules of the SEC generally prohibit the underwriters from trading in our securities on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

    - Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

    - Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

    - Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

    - A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by the underwriter was later repurchased by the managing underwriter and therefore was not effectively sold to the public by such underwriter.

    If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

    EXPENSES. The following table sets forth an itemization of all expenses we will pay in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee, the NASD filing fee and Nasdaq National Market listing fee, the amounts listed below are estimates:

NATURE OF EXPENSE                                              AMOUNT
-----------------                                             --------
SEC registration fee........................................  $  4,998
Underwriters' nonaccountable expense allowance..............   110,000
NASD filing fees............................................     1,897
Nasdaq listing fee..........................................     4,000
Accounting fees and expenses................................    25,000
Legal fees and expenses.....................................    50,000
Engineering fees and expenses...............................    25,000
Printing and related expenses...............................    75,000
Transfer agent fees and expenses............................    10,000
Travel......................................................   100,000
Miscellaneous expenses......................................    44,105
                                                              --------
    Total...................................................  $450,000
                                                              ========

                                 LEGAL MATTERS

    Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma, as our counsel, will issue an opinion for us regarding the validity of the securities offered by this prospectus. Certain legal matters related to this offering will be passed upon for the underwriters by Stoel Rives LLP, Portland, Oregon.

                                    EXPERTS

    Our financial statements as of December 31, 1999 and 2000 and for each of the years then ended, have been included in this prospectus and in the related registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere in this prospectus and upon the authority of said firm as experts in accounting and auditing.

    The information appearing in this prospectus with respect to our proved oil and gas reserves as of December 31, 2000 and May 31, 2001 was estimated by Sproule Associates, Inc., independent petroleum engineers, and is included in this prospectus on the authority of such firm as experts in petroleum engineering.

                             AVAILABLE INFORMATION

    We have filed with the SEC a registration statement on Form SB-2, including all amendments and exhibits, under the Securities Act of 1933 with respect to the securities offered in this offering. As permitted by the rules and regulations of the SEC, this prospectus omits some of the information contained in the registration statement. For further information with respect to GMX and the securities offered in this offering, you should refer to the registration statement and its exhibits and schedules. You may obtain copies of all or any portion of the registration statement at prescribed rates from the public reference facilities maintained by the SEC at:

                   -          Room 1024, Judiciary Plaza
                              450 Fifth Street, N.W.,
                              Washington, D.C. 20549

                   -          7 World Trade Center
                              New York, New York 10007

                   -          CitiCorp Center
                              500 W. Madison Street, Suite 1400
                              Chicago, IL 60661

    You may also call the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website that contains reports, proxy statements and information statements and other information regarding registrants, including GMX, that file electronically with the SEC, which can be accessed at http://www.sec.gov.

    We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants.

                            CERTAIN TECHNICAL TERMS

    The terms whose meaning is explained in this section are used throughout this prospectus:

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

    BCF.  Billion cubic feet.

    BCFE. Billion cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    BTU. British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

    BBTU.  Billion Btus.

    DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

    DEVELOPMENT LOCATION. A location on which a development well can be drilled.

    DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

    DRILLING UNIT. An area specified by governmental regulations or orders or by voluntary agreement for the drilling of a well to a specified formation or formations which may combine several smaller tracts or subdivides a large tract, and within which there is usually some right to share in production or expense by agreement or by operation of law.

    DRY HOLE. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

    EBITDA. EBITDA is defined as income (loss) before interest, income taxes, depreciation, depletion and amortization. We believe that EBITDA is a financial measure commonly used in the oil and gas industry as an indicator of a company's ability to service and incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. EBITDA measures as presented may not be comparable to other similarly titled measures of other companies.

    ESTIMATED FUTURE NET REVENUES. Estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development costs, and future abandonment costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to deprecation, depletion and amortization,

    EXPLORATORY WELL. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

    GROSS ACRE.  An acre in which a working interest is owned.

    GROSS WELL.  A well in which a working interest is owned.

    INFILL DRILLING. Drilling for the development and production of proved undeveloped reserves that lie within an area bounded by producing wells.

    INJECTION WELL. A well which is used to place liquids or gases into the producing zone during secondary/tertiary recovery operations to assist in maintaining reservoir pressure and enhancing recoveries from the field or productive horizons.

    LEASE OPERATING EXPENSE. All direct costs associated with and necessary to operate a producing property.

    MBBLS.  Thousand barrels.

    MBTU.  Thousand Btus.

    MCF.  Thousand cubic feet.

    MCFE. Thousand cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    MMBBLS.  Million barrels.

    MMBTU.  Million Btus.

    MMCF.  Million cubic feet.

    MMCFE. Million cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    NATURAL GAS LIQUIDS. Liquid hydrocarbons which have been extracted from natural gas (e.g., ethane, propane, butane and natural gasoline).

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

    NYMEX.  New York Mercantile Exchange.

    OPERATOR. The individual or company responsible for the exploration, exploitation and production of an oil or natural gas well or lease, usually pursuant to the terms of a joint operating agreement among the various parties owning the working interest in the well.

    PRESENT VALUE. When used with respect to oil and gas reserves, present value means the Estimated Future Net Revenues discounted using an annual discount rate of 10%.

    PRODUCTIVE WELL. A well that is producing oil or gas or that is capable of production.

    PROVED DEVELOPED RESERVES. Proved reserves that are expected to be recovered through existing wells with existing equipment and operating methods.

    PROVED RESERVES. The estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

    RECOMPLETION. The completion for production of an existing wellbore in another formation from that in which the well has previously been completed.

    RESERVE LIFE. A measure of how long it will take to produce a quantity of reserves, calculated by dividing estimated proved developed producing reserves by production for the twelve-month period prior to the date of determination (in gas equivalents).

    ROYALTY. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale), but generally does not require the owners to pay any portion of the costs of drilling or operating wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of a leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with the transfer to a subsequent owner.

    SECONDARY RECOVERY. An artificial method or process used to restore or increase production from a reservoir after the primary production by the natural producing mechanism and reservoir pressure has experienced partial depletion. Gas injection and water flooding are examples of this technique.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

    WATERFLOOD. A secondary recovery operation in which water is injected into the producing formation in order to maintain reservoir pressure and force oil toward and into the producing wells.

    WORKING INTEREST. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

    WORKOVER. To carry out remedial operations on a productive well with the intention of restoring or increasing production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................  F-2

Consolidated Balance Sheets, December 31, 1999 and 2000 and
  March 31, 2001 (Unaudited)................................  F-3

Consolidated Statements of Operations, Years Ended
  December 31, 1999 and 2000 and Three Months Ended
  March 31, 2000 and 2001 (Unaudited).......................  F-4

Consolidated Statements of Changes in Shareholders' Equity,
  Years Ended December 31, 1999 and 2000 and Three Months
  Ended March 31, 2001 (Unaudited)..........................  F-5

Consolidated Statements of Cash Flows, Years Ended
  December 31, 1999 and 2000 and Three Months Ended
  March 31, 2000 and 2001 (Unaudited).......................  F-6

Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
GMX Resources Inc.:

We have audited the accompanying consolidated balance sheets of GMX
Resources Inc. and subsidiaries as of December 31, 1999 and 2000 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GMX Resources Inc. and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Oklahoma City, Oklahoma
March 23, 2001

                      GMX RESOURCES INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              ------------------------    MARCH 31,
                                                                 1999         2000          2001
                                                              ----------   -----------   -----------
                                                                                         (UNAUDITED)
                                        ASSETS
CURRENT ASSETS
  Cash......................................................  $  535,213   $    30,043   $ 7,811,392
  Accounts receivable--interest owners......................     115,121       117,289       116,178
  Accounts receivable--oil and gas revenues.................     622,420       945,388       857,792
  Inventories...............................................      84,460        86,312       125,372
  Prepaid expenses..........................................      16,819        19,673        76,671
                                                              ----------   -----------   -----------
      Total current assets..................................   1,374,033     1,198,705     8,987,405
                                                              ==========   ===========   ===========

OIL AND GAS PROPERTIES, AT COST, BASED ON THE FULL COST
  METHOD OF ACCOUNTING FOR OIL AND GAS PROPERTIES...........   7,897,087     9,971,628    11,000,777

  Less accumulated depreciation, depletion, and
    amortization............................................    (756,297)   (1,108,938)   (1,186,105)
                                                              ----------   -----------   -----------
                                                               7,140,790     8,862,690     9,814,672
                                                              ----------   -----------   -----------
OTHER PROPERTY AND EQUIPMENT................................     489,026       600,822       626,063
  Less accumulated depreciation.............................     (91,261)     (154,321)     (166,428)
                                                              ----------   -----------   -----------
                                                                 397,765       446,501       459,635
                                                              ----------   -----------   -----------
OTHER ASSETS................................................      60,575       462,386        18,310
                                                              ----------   -----------   -----------
      TOTAL ASSETS..........................................  $8,973,163   $10,970,282   $19,280,022
                                                              ==========   ===========   ===========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable to Shareholder..............................  $  200,000   $        --   $        --
  Accounts payable..........................................     511,011       579,137       574,552
  Accrued expenses..........................................      39,055        58,054       125,918
  Accrued interest..........................................      54,144        65,215        57,555
  Revenue distributions payable.............................     524,611       595,888       752,810
  Drilling advances.........................................     220,785            --            --
  Current portion of long-term debt.........................      71,480     1,261,364     1,260,000
                                                              ----------   -----------   -----------
      Total current liabilities.............................   1,621,086     2,559,658     2,770,835

LONG-TERM DEBT, LESS CURRENT PORTION........................   6,110,333     6,312,500     5,570,000

OTHER LIABILITIES...........................................     124,261       146,331       174,665

DEFERRED INCOME TAXES.......................................          --        52,000       163,000

SHAREHOLDERS' EQUITY:
  Preferred stock, par value $.01 per share, 500,000 shares
    authorized: Series A, 150,000 shares issued, and 100,000
    shares outstanding as of December 31, 1999. No shares
    outstanding as of December 31, 2000 or March 31, 2001...       1,500            --            --
  Series B, 22,000 shares issued and outstanding as of
    December 31, 1999. No shares outstanding as of December
    31, 2000 or March 31, 2001..............................         220            --            --
  Common stock, par value $.001 per share--authorized
    50,000,000 shares; issued 2,176,500 shares in 1999,
    3,000,000 in 2000 and 4,250,000 in 2001; outstanding
    1,451,000 shares in 1999, 3,000,000 in 2000 and
    4,250,000 in 2001.......................................       2,177         3,000         4,250
  Additional paid-in capital................................   2,042,712     1,390,730     9,700,040
  Retained earnings (accumulated deficit)...................    (502,248)      506,063       859,065
  Accumulated other comprehensive income....................          --            --        38,167
  Treasury Stock:
    Common--725,500 shares at cost..........................    (213,439)           --            --
    Preferred Series A--50,000 shares at cost...............    (213,439)           --            --
                                                              ----------   -----------   -----------
      Total shareholders' equity............................   1,117,483     1,899,793    10,601,522
                                                              ----------   -----------   -----------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............  $8,973,163   $10,970,282   $19,280,022
                                                              ==========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                      GMX RESOURCES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                           YEAR ENDED DECEMBER 31,   THREE MONTHS ENDED MARCH 31,
                                           -----------------------   -----------------------------
                                              1999         2000          2000            2001
                                           ----------   ----------   -------------   -------------
                                                                              (UNAUDITED)
REVENUE:
  Oil and gas sales......................  $2,122,770   $4,153,934     $ 766,230      $1,373,010
  Interest income........................     15,108       23,123          7,327          46,213
  Other income...........................     23,807       14,255            347           1,221
                                           ----------   ----------     ---------      ----------
      Total revenue......................  2,161,685    4,191,312        773,904       1,420,444
                                           ==========   ==========     =========      ==========

EXPENSES:
  Lease operations.......................    917,590    1,050,552        224,139         345,646
  Production and severance taxes.........    157,193      416,607         88,126         116,622
  Depreciation, depletion, and
    amortization.........................    424,509      420,488        105,080          95,354
  Interest...............................    498,199      664,713        140,270         142,280
  General and administrative.............    368,824      578,641        118,757         256,540
                                           ----------   ----------     ---------      ----------
      Total expenses.....................  2,366,315    3,131,001        676,372         956,442
                                           ----------   ----------     ---------      ----------
      Income (Loss) before income
        taxes............................   (204,630)   1,060,311         97,532         464,002

INCOME TAXES.............................         --       52,000             --         111,000
                                           ----------   ----------     ---------      ----------
      Net Income (Loss)..................  $(204,630)   $1,008,311     $  97,532      $  353,002
                                           ==========   ==========     =========      ==========
      Net Income (Loss) applicable to
        common shares....................  $(373,193)   $ 875,810      $  56,407      $  353,002
                                           ==========   ==========     =========      ==========
      EARNINGS (LOSS) PER SHARE--
        BASIC............................  $   (0.23)   $    0.48      $    0.04      $     0.10
                                           ==========   ==========     =========      ==========
      EARNINGS (LOSS) PER SHARE--
        DILUTED..........................  $   (0.23)   $    0.29      $    0.03      $     0.10
                                           ==========   ==========     =========      ==========
      WEIGHTED AVERAGE COMMON
        SHARES--BASIC....................  1,632,375    1,822,926      1,515,615       3,652,778
                                           ==========   ==========     =========      ==========
      WEIGHTED AVERAGE COMMON
        SHARES--DILUTED..................  1,632,375    3,469,326      3,559,615       3,652,778
                                           ==========   ==========     =========      ==========

          See accompanying notes to consolidated financial statements.

                      GMX RESOURCES INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
  YEARS ENDED DECEMBER 31, 1999 AND 2000 AND THREE MONTHS ENDED MARCH 31, 2001

                                                                        PREFERRED STOCK
                                                           ------------------------------------------                   RETAINED
                                        COMMON STOCK             SERIES A              SERIES B         ADDITIONAL      EARNINGS
                                    --------------------   --------------------   -------------------     PAID-IN     (ACCUMULATED)
                                     SHARES      AMOUNT     SHARES      AMOUNT     SHARES     AMOUNT      CAPITAL       DEFICIT)
                                    ---------   --------   ---------   --------   --------   --------   -----------   -------------
BALANCE AT DECEMBER 31, 1998......  2,176,500    $2,177      150,000    $1,500     22,000     $ 220     $ 1,996,103     $(297,618)

Services rendered in exchange for
  stock...........................         --        --           --        --         --        --          46,609            --
  (Stock issued in 2000)
Purchase of treasury stock........         --        --           --        --         --        --              --            --
Net loss..........................         --        --           --        --         --        --              --      (204,630)
                                    ---------    ------    ---------    ------    -------     -----     -----------     ---------
BALANCE AT DECEMBER 31, 1999......  2,176,500     2,177      150,000     1,500     22,000       220       2,042,712      (502,248)

Services rendered in exchange for
  stock...........................     98,000        98           --        --         --        --           3,902            --
Retirement of preferred shares,
  Series B........................         --        --           --        --    (22,000)     (220)       (229,781)           --
Retirement of treasury stock......   (725,500)     (726)     (50,000)     (500)        --        --        (425,652)           --
Conversion of preferred stock,
  Series A........................  1,451,000     1,451     (100,000)   (1,000)        --        --            (451)           --
Net income........................         --        --           --        --         --        --              --     1,008,311
                                    ---------    ------    ---------    ------    -------     -----     -----------     ---------
BALANCE AT DECEMBER 31, 2000......  3,000,000     3,000           --        --         --        --       1,390,730       506,063

Issuance of units (unaudited).....  1,250,000     1,250           --        --         --        --       8,309,310            --
Net income (unaudited)............         --        --           --        --         --        --              --       353,002
Cumulative effect of change in
  accounting principle
  (unaudited).....................         --        --           --        --         --        --              --            --
Adjustment for derivative losses
  reclassified into oil and gas
  sales (unaudited)...............         --        --           --        --         --        --              --            --
Change in fair value of derivative
  instruments (unaudited).........         --        --           --        --         --        --              --            --
Other comprehensive income
  (unaudited).....................
Total comprehensive income
  (unaudited).....................
                                    ---------    ------    ---------    ------    -------     -----     -----------     ---------
BALANCE AT MARCH 31, 2001
  (Unaudited).....................  4,250,000    $4,250           --    $   --         --     $  --     $ 9,700,040     $ 859,065
                                    =========    ======    =========    ======    =======     =====     ===========     =========


                                     ACCUMULATED
                                        OTHER                       TOTAL
                                    COMPREHENSIVE    TREASURY   SHAREHOLDERS'
                                        INCOME        STOCK        EQUITY
                                    --------------   --------   -------------
BALANCE AT DECEMBER 31, 1998......     $    --       $    --     $ 1,702,382
Services rendered in exchange for
  stock...........................          --            --          46,609
  (Stock issued in 2000)
Purchase of treasury stock........          --       (426,878)      (426,878)
Net loss..........................          --            --        (204,630)
                                       -------       --------    -----------
BALANCE AT DECEMBER 31, 1999......          --       (426,878)     1,117,483
Services rendered in exchange for
  stock...........................          --            --           4,000
Retirement of preferred shares,
  Series B........................          --            --        (230,001)
Retirement of treasury stock......          --       426,878              --
Conversion of preferred stock,
  Series A........................          --            --              --
Net income........................          --            --       1,008,311
                                       -------       --------    -----------
BALANCE AT DECEMBER 31, 2000......          --            --       1,899,793
Issuance of units (unaudited).....          --            --       8,310,560
Net income (unaudited)............          --            --         353,002
Cumulative effect of change in
  accounting principle
  (unaudited).....................     (69,108)           --         (69,108)
Adjustment for derivative losses
  reclassified into oil and gas
  sales (unaudited)...............     (48,450)           --         (48,450)
Change in fair value of derivative
  instruments (unaudited).........     155,725            --         155,725
                                                                 -----------
Other comprehensive income
  (unaudited).....................                                    38,167
                                                                 -----------
Total comprehensive income
  (unaudited).....................                                   391,169
                                       -------       --------    -----------
BALANCE AT MARCH 31, 2001
  (Unaudited).....................     $38,167       $    --     $10,601,522
                                       =======       ========    ===========

          See accompanying notes to consolidated financial statements.

                      GMX RESOURCES INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED          THREE MONTHS ENDED
                                                                 DECEMBER 31,              MARCH 31,
                                                            ----------------------   ---------------------
                                                              1999         2000        2000        2001
                                                            ---------   ----------   --------   ----------
                                                                                          (UNAUDITED)
CASH FLOWS DUE TO OPERATING ACTIVITIES
  Net income (loss).......................................  $(204,630)  $1,008,311   $ 97,532   $  353,002
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation, depletion, and amortization.............    424,509      420,488    105,080       95,354
    Deferred income taxes.................................         --       52,000         --      111,000
    (Gain) loss on sale of other property and equipment...     (4,513)     (13,789)        --         (579)
    Stock to be issued for consulting services............     46,609        4,000      4,000           --
    Amortization of debt issuance costs...................     11,965       61,457         --           --
    Decrease (increase) in:
      Accounts receivable.................................   (244,412)    (325,136)    87,556       88,707
      Inventory and prepaid expenses......................    (39,915)      (4,706)    (8,809)     (57,891)
    Increase (decrease) in:
      Accounts payable....................................    186,159       68,126    (62,936)      (4,585)
      Accrued expenses and other liabilities..............     28,029       52,140    (31,148)      60,204
      Revenue distributions payable.......................    414,958       71,277    (36,498)     185,256
                                                            ---------   ----------   --------   ----------
        Net cash provided by operating activities.........    618,759    1,394,168    154,777      830,468
                                                            ---------   ----------   --------   ----------

CASH FLOWS DUE TO INVESTING ACTIVITIES
  Purchase of oil and gas properties......................   (781,907)  (2,086,641)  (578,661)  (1,029,149)
  Purchase of property and equipment......................    (56,171)    (125,294)   (65,652)     (41,807)
  Proceeds from sale of oil and gas properties............    124,518       12,100         --           --
  Proceeds from sale of other property and equipment......     28,500       22,500         --       11,065
                                                            ---------   ----------   --------   ----------
        Net cash used in investing activities.............   (685,060)  (2,177,335)  (644,313)  (1,059,891)
                                                            ---------   ----------   --------   ----------

CASH FLOWS DUE TO FINANCING ACTIVITIES
  Proceeds from borrowings................................    725,000    8,473,500    133,000           --
  Payments of debt issuance costs.........................    (34,396)     (15,000)        --           --
  Payments on debt........................................    (20,535)  (7,281,449)  (100,359)     -743864
  Issuance of units.......................................         --           --         --    8,754,636
  Retirement of preferred stock...........................         --     (230,001)        --           --
  Purchase of treasury stock..............................   (399,130)          --         --           --
  Other assets............................................         --     (448,268)     6,936           --
  Drilling advances.......................................    220,785     (220,785)   (81,439)          --
                                                            ---------   ----------   --------   ----------
        Net cash provided by (used in) financing
          activities......................................    491,724      277,997    (41,862)   8,010,772
                                                            ---------   ----------   --------   ----------
Net increase (decrease) in cash...........................    425,423     (505,170)  (531,398)   7,781,349

CASH AT BEGINNING OF PERIOD...............................    109,790      535,213    535,213       30,043
                                                            ---------   ----------   --------   ----------
CASH AT END OF PERIOD.....................................  $ 535,213   $   30,043   $  3,815   $7,811,392
                                                            =========   ==========   ========   ==========
NON-CASH INVESTING AND FINANCING ACTIVITIES
  Exchange of property and equipment for treasury stock...  $ (18,409)  $       --   $     --   $       --
                                                            =========   ==========   ========   ==========
CASH PAID FOR INTEREST....................................  $ 470,867   $  614,327   $132,610   $  134,750
                                                            =========   ==========   ========   ==========

          See accompanying notes to consolidated financial statements.

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 2000

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of GMX Resources Inc. (the "Company") and its wholly-owned subsidiaries, Endeavor Pipeline, Inc. and Expedition Natural Resources, Inc. Endeavor Pipeline, Inc. owns and operates natural gas gathering facilities in East Texas. Expedition Natural Resources, Inc. owns undeveloped leases, primarily in East Texas. All significant intercompany accounts and transactions have been eliminated.

    In the opinion of GMX's management, all adjustments (all of which are normal and recurring) have been made which are necessary to fairly state the consolidated financial position of GMX as of March 31, 2001, and the results of their operations and their cash flows for the three month periods ended
March 31, 2001 and 2000.

    ORGANIZATION: The Company was formed in January 1998. In February 1998, the Company purchased for approximately $6,000,000 oil and gas properties and commenced operations. The Company is primarily engaged in acquisition, exploration, and development of properties for the production of crude oil and natural gas in Oklahoma, Kansas, Louisiana, New Mexico, and Texas.

    INVENTORIES: Inventories consist of lease and well equipment and crude oil on hand. The Company plans to utilize the lease and well equipment in its ongoing operations and it is carried at the lower of cost or market. Treated and stored crude oil inventory on hand at the end of the year is valued at cost as determined by the first-in first-out method.

    PROPERTY AND EQUIPMENT: The Company follows the full cost method of accounting for its oil and gas properties. Accordingly, all costs incidental to the acquisition, exploration and development of oil and gas properties, including costs of undeveloped leasehold, dry holes and leasehold equipment are capitalized. Net capitalized costs are limited to the estimated future net revenues, discounted at 10% per annum, from proved oil, natural gas, and natural gas liquid reserves. Capitalized costs are depleted by an equivalent unit-of-production method, converting oil to gas at the ratio of one barrel of oil to six thousand cubic feet of natural gas. No gain or loss is recognized upon disposal of oil and gas properties unless such disposal significantly alters the relationship between capitalized costs and proved reserves. Revenues from services provided to working interest owners of properties which GMX also owns an interest in excess of related costs incurred are accounted for as reductions of capitalized costs of oil and gas properties.

    Depreciation and amortization of other property and equipment, including leasehold improvements, are provided using the straight-line method based on estimated useful lives from five to ten years.

    REVENUE RECOGNITION AND GAS BALANCING: Oil and gas revenues are recognized when sold. During the course of normal operations, the Company and other joint interest owners of natural gas reservoirs will take more or less than their respective ownership share of the natural gas volumes produced. These volumetric imbalances are monitored over the lives of the wells' production capability. If an imbalance exists at the time the wells' reserves are depleted, cash settlements are made among the joint interest owners under a variety of arrangements.

    The Company follows the sales method of accounting for gas imbalances. A liability is recorded when the Company's excess takes of natural gas volumes exceed its estimated remaining recoverable

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

reserves. No receivables are recorded for those wells where the Company has taken less than its ownership share of gas production.

    CAPITALIZED INTEREST: Interest of $57,529 and $59,715 was capitalized related to the unproved properties that were not being currently depreciated, depleted, or amortized and on which exploration activities were in progress in 1999 and 2000, respectively.

    INCOME TAXES: The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted tax rates for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and the respective tax bases and tax operating losses and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    HEDGING ACTIVITIES: The Company has periodically entered into oil and gas price swaps to manage its exposure to oil and gas price volatility. The hedging instruments are usually placed with counterparties that the Company believes are minimal credit risks. The oil and gas reference prices upon which the price hedging instruments are based reflect various market indices that have a high degree of historical correlation with actual prices received by the Company.

    Prior to January 1, 2001 the Company accounted for its hedging instruments using the deferral method of accounting. Under this method, realized gains and losses from the Company's price risk management activities are recognized in oil and gas revenues when the associated production occurs and the resulting cash flows are reported as cash flows from operating activities. Gains and losses on hedging contracts that are closed before the hedged production occurs are deferred until the production month originally hedged. In the event of a loss of correlation between changes in oil and gas reference prices under a hedging instrument and actual oil and gas prices, a gain or loss is recognized currently to the extent the hedging instrument has not offset changes in actual oil and gas prices.

    As of January 1, 2001, GMX adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. In accordance with the transition provisions of SFAS No. 133, GMX recorded a net-of-tax cumulative-effect-type adjustment of a $69,108 loss in accumulated other comprehensive income.

    GMX's derivatives qualified for hedge accounting treatment that is considered a "cash flow" hedge. GMX designates its cash flow hedge derivatives as such on the date the derivative contract is entered into.

    By using derivative instruments to hedge exposures to changes in commodity prices, GMX exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. To mitigate this risk, the hedging instruments are usually placed with counterparties that GMX believes are minimal credit risks.

    Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates or commodity prices. The market risk associated with commodity price is managed by

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

    GMX does not hold or issue derivative instruments for trading purposes. All of GMX's commodity price financial swaps in place at January 1, 2001 have been designated as cash flow hedges. Changes in the fair value of these derivatives are reported on the balance sheet in "Accumulated other comprehensive income" ("AOCI"). These amounts are reclassified to oil and gas sales when the forecasted transaction takes place.

    As of March 31, 2001, $38,167 of net deferred gains on derivative instruments have accumulated in AOCI. All amounts are expected to be reclassified to earnings during the next 3 months as the oil and gas which included the production hedged under the various derivative instruments is produced and sold.

    LOAN FEES: Included in other assets are costs associated with long-term debt. These costs are being amortized over the life of the loan using a method that approximates the interest method.

    GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses are reported net of amounts allocated to working interest owners of the oil and gas properties operated by the Company and net of amounts capitalized pursuant to the full cost method of accounting.

    USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the amounts reported. The actual results could differ from those estimates, including useful lives of property and equipment and oil and gas reserve quantities.

    FINANCIAL INSTRUMENTS: The Company's financial instruments consist of cash, accounts receivable, accounts payable, accrued expenses, accrued interest, revenue distributions payable, long-term debt, and oil and natural gas price swap agreements. Fair value of non-derivative financial instruments approximates carrying value due to the short-term nature of these instruments. Since the interest rate on the long-term debt reprices frequently, the fair value of the long-term debt approximates the carrying value. See note I for the fair value of the oil and natural gas price swap agreements.

    NET EARNINGS PER COMMON SHARE: Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the Company's convertible preferred stock were converted to common stock, net of preferred dividends associated with the dilutive convertible preferred stock. The diluted loss per share calculation for 1999 produced results that were anti-dilutive. Therefore, the diluted loss per share amount for 1999 reported in the accompanying Consolidated Statements of Operations is the same as the basic loss per share amounts. The weighted average dilutive shares not included in the 1999 period were 2,770,090. The weighted average dilutive shares included in the 2000 period were 1,646,400. For the three months ended March 31, 2001, there were no securities that were considered to be dilutive in the computation of earnings per share. As noted above, GMX has outstanding 1,250,000 Class A warrants and 1,250,000 Class B warrants issued as part of the February 2001 offering and 125,000 additional warrants that were issued to the underwriters of the February 2001 offering. The exchange price of the warrants exceeded the average price of the underlying securities during the first three months of 2001. Additionally, GMX

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

issued 60,000 stock options to employees during the first three months of 2001. The exercise price of the options exceeded the average price of the underlying securities during the first three months of 2001. For the three months ended March 31, 2000, diluted earnings per share reflect the potential dilution of 2,0440,000 common shares that would have occurred if the Company's then outstanding convertible preferred stock had been converted to common stock, net of the preferred dividends associated with the dilutive convertible preferred stock.

    STOCK OPTIONS: The Company applies the intrinsic value-based method of accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price of the option.

    COMMITMENTS AND CONTINGENCIES: Liabilities for loss contingencies arising from claims, assessments, litigation, or other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

    Environmental expenditures are expensed or capitalized in accordance with accounting principles generally accepted in the United States of America. Liabilities for these expenditures are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

NOTE B--PROPERTY AND EQUIPMENT

    Property and equipment included the following:

                                                DECEMBER 31,
                                          ------------------------    MARCH 31,
                                             1999         2000          2001
                                          ----------   -----------   -----------
                                                                     (UNAUDITED)
Oil and gas properties:.................
  Subject to amortization...............  $7,176,877   $ 9,179,489   $10,149,765
  Not subject to amortization:
    Acquired in 2001....................          --            --        58,873
    Acquired in 2000....................          --       335,259       335,259
    Acquired in 1999....................     199,860       188,379       188,379
    Acquired in 1998....................     520,350       268,501       268,501
    Accumulated depreciation, depletion,
      and amortization..................    (756,297)   (1,108,938)   (1,186,105)
                                          ----------   -----------   -----------
Net oil and gas properties..............   7,140,790     8,862,690     9,814,672
                                          ----------   -----------   -----------
Other property and equipment............     489,026       600,822       626,063

Less accumulated depreciation...........     (91,261)     (154,321)     (166,428)

Net other property and equipment........     397,765       446,501       459,635
                                          ----------   -----------   -----------
Property and equipment, net of
  accumulated depreciation, depletion,
  and amortization......................  $7,538,555   $ 9,309,191   $10,274,307
                                          ==========   ===========   ===========

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

    Depreciation, depletion, and amortization of property and equipment consisted of the following components:

                                FOR THE YEAR ENDED    FOR THE THREE MONTHS ENDED
                                   DECEMBER 31,                MARCH 31,
                                -------------------   ---------------------------
                                  1999       2000         2000           2001
                                --------   --------   ------------   ------------
                                                              (UNAUDITED)
Depreciation, depletion, and
  amortization of oil and gas
  properties..................  $372,199   $352,641     $ 88,118       $76,454
Depreciation of other property
  and equipment...............    52,310     67,847       16,962        18,900
                                --------   --------     --------       -------
    Total.....................  $424,509   $420,488     $105,080       $95,354
                                ========   ========     ========       =======

NOTE C--LONG-TERM DEBT

                                                DECEMBER 31,
                                          ------------------------    MARCH 31
                                             1999         2000          2000
                                          ----------   -----------   -----------
                                                                     (UNAUDITED)
Note payable to bank, maturity date of
  January 31, 2001, bearing a variable
  interest rate (9.5% as of December 31,
  1999), collateralized by producing oil
  and gas properties....................  $5,800,000   $        --   $        --

Note payable to bank, maturity date of
  May 1, 2003, bearing a variable
  interest rate (10% as of December 31,
  2000 and 8.5% as of March 31, 2001),
  collateralized by producing oil and
  gas properties........................          --     7,145,000     6,830,000

Notes payable to Shareholder, bearing
  variable interest rates (9.5% and
  10.0% as of December 31, 1999 and
  2000, respectively), collateralized by
  unproved properties...................     575,000       427,500            --

Other...................................       6,813         1,364            --
                                          ----------   -----------   -----------

                                           6,381,813     7,573,864     6,830,000

Current portion--related parties........    (200,000)           --            --

Current portion--unrelated parties......     (71,480)   (1,261,364)   (1,260,000)
                                          ----------   -----------   -----------

                                          $6,110,333   $ 6,312,500   $ 5,570,000
                                          ==========   ===========   ===========

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

2000 CREDIT FACILITY

    On October 31, 2000, the Company entered into a new secured credit facility, which replaced the prior credit facility. The new credit facility provides for a line of credit of up to $15,000,000 (the "Commitment"), subject to a borrowing base which is based on a periodic evaluation of oil and gas reserves which is reduced monthly to account for production ("Borrowing Base"). The amount of credit available at any one time under the credit facility is the lesser of the Borrowing Base or the amount of the Commitment. As of December 31, 2000 and March 31, 2001, the Borrowing Base was $7,145,000 and $6,830,000, respectively. The Borrowing Base began reducing by $105,000 per month beginning December 1, 2000. The credit facility has a maturity date of May 1, 2003. Borrowings bear interest at the prime rate plus 0.5%. The credit facility requires payment of an annual facility fee equal to 1/2% on the unused amount of the Borrowing Base. The Company is obligated to make principal payments if the amount outstanding would exceed the Borrowing Base. Borrowings under the credit agreement are secured by substantially all of the Company's oil and gas properties. At December 31, 2000 and March 31, 2001, the Company had borrowed $7,145,000 and $6,830,000, respectively, under the credit facility, leaving no availability for borrowings to fund development drilling obligations based on the existing Borrowing Base.

    The credit facility contains various affirmative and restrictive covenants. These covenants, among other things, prohibit additional indebtedness, sales of assets, mergers and consolidations, dividends and distributions, changes in management and require the maintenance of various financial ratios. The Company received a waiver as of December 31, 2000 for noncompliance with the current ratio requirement.

    Prior to May 2001, the credit facility was personally guaranteed by the President and Executive Vice-President. The amount of their guarantees was limited to a maximum of $1,000,000 each.

1998 CREDIT FACILITY

    On February 18, 1998, the Company entered into a secured credit facility that provided for a line of credit up to $20,000,000, subject to a Borrowing Base which was based on a periodic evaluation of oil and gas reserves. The amount of credit that was available at any one time under the credit facility was the lesser of the Borrowing Base or the amount of the Commitment. As of December 31, 1999, the Borrowing Base was $6,500,000. The credit facility had a maturity date of January 31, 2002. The Company had the option of either borrowing at LIBOR or the base rate which approximated the prime rate, in either case plus a margin ranging from .50% to 3.25% depending upon the amount of advances outstanding in relation to the Borrowing Base. The credit facility required payment of an annual facility fee equal to 0.375% to 0.5% basis points of the amount of the Commitment. The Company was obligated to make monthly principal payments in amounts determined by the lender after taking into consideration the expected reductions in the Borrowing Base as a result of production. Borrowings under the credit agreement were secured by substantially all of the Company's oil and gas properties.

    The credit facility contained various affirmative and restrictive covenants. These covenants, among other things, prohibited additional indebtedness, sales of assets, mergers and consolidations, dividends and distributions, changes in management and required the maintenance of various financial ratios.

    The credit facility was personally guaranteed by the President and Executive Vice-President. The amount of their guarantees was limited to $750,000 each. The facility was terminated on October 31, 2000 and replaced with the 2000 Credit Facility.

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

    The estimated maturities of long-term debt (excluding the note payable to shareholder in the amount of $427,500 that was paid in full after the Company's February 2001 equity offering--see Note F) as of December 31, 2000 are as follows:

2001........................................................  $1,261,364
2002........................................................   1,260,000
2003........................................................   4,625,000
                                                              ----------
Total.......................................................  $7,146,364
                                                              ----------

NOTE D--INCOME TAXES

    Intangible development costs are expensed for income tax reporting purposes, whereas they are capitalized and amortized for financial statement purposes. Lease and well equipment and other property and equipment are depreciated for income tax reporting purposes using accelerated methods. Deferred income taxes are provided on these temporary differences to the extent that income taxes which otherwise would have been payable are reduced. Deferred income tax assets also are recognized for operating losses that are available to offset future income taxes.

    At December 31, 2000, the Company had the following carryforwards available to reduce future income taxes:

Federal.....................................................  $1,491,000
State.......................................................     879,000
Statutory depletion.........................................     660,000

    All of the net operating loss and statutory depletion carryforward amounts shown above have been utilized for financial purposes to offset deferred tax liabilities. The net operating loss carryforwards expire from 2018 to 2020. Statutory depletion carryforwards do not expire.

    As of December 31, 2000, the Company's deferred tax liability of $861,000 was primarily associated with the difference between financial carrying value of oil and gas properties and the associated tax basis. As of the same date, the Company's deferred tax asset of $809,000 was primarily the result of the Company's net operating loss and statutory depletion carryforwards.

    As of December 31, 1999, the Company's deferred tax liability of $432,000 was primarily associated with the difference between financial carrying value of oil and gas properties and the associated tax basis. As of the same date, the Company's deferred tax asset of $509,000 was primarily the result of the Company's net operating loss carryforwards.

    As of December 31, 1999, the Company had recognized a full valuation allowance of $77,000 for the net operating loss carryforwards that have been generated since inception to the extent that the net operating loss carryforwards exceed the difference between financial carrying value and tax basis for the Company's property and equipment. During 2000, the Company determined, based upon projections of future taxable income, that the utilization of the net operating loss and statutory depletion carryforwards was more likely than not and fully reduced the valuation allowance.

    For the year ended December 31, 2000, the Company's effective income tax rate of 5% reflects the utilization of net operating loss carryforwards that previously were subject to a valuation allowance and

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

the effects of statutory depletion deductions that are in excess of the Company's cost for income tax determination.

NOTE E--COMMITMENTS AND CONTINGENCIES

    The Company is party to various legal actions arising in the normal course of business. Matters that are probable of unfavorable outcome to the Company and which can be reasonably estimated are accrued. Such accruals are based on information known about the matters, the Company's estimates of the outcomes of such matters, and its experience in contesting, litigating, and settling similar matters. None of the actions are believed by management to involve future amounts that would be material to the Company's financial position or results of operations after consideration of recorded accruals.

    On March 1, 2001, Larry Miller and certain other parties filed an action in the United States District Court for the Eastern District of Texas, Marshall Division, against us and our President, Ken L. Kenworthy, Jr., alleging fraud and breach of implied contract and seeking damages relating to a claimed interest in an oil and gas well we recompleted in Harrison County, Texas in 2000. The Plaintiffs claim they were entitled to an interest in the well and seek actual damages of $750,000, unspecified punitive damages and attorneys fees. We have filed a counterclaim against Larry Miller, a former employee of the company from which we acquired the properties out of a bankruptcy reorganization, alleging violations of the Bankruptcy Code for execution and delivery of assignments in oil and gas properties without bankruptcy court approval. We intend to vigorously defend this action and do not believe it will have any material adverse effect on our financial condition or results of operations.

    OPERATING LEASES: The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2000.

    Year Ending December 31:

2001........................................................  $ 88,681
2002........................................................    97,298
2003........................................................   100,673
2004........................................................    16,870
                                                              --------
    Total...................................................  $303,522
                                                              --------

    Total rental expense for all operating leases is as follows for the years ended December 31:

1999........................................................  $42,299
2000........................................................   59,630

NOTE F--SHAREHOLDERS' EQUITY

    The Series A preferred issue (par value $.01 per share) was convertible into
14.51 shares of common stock. Dividends were $.325 per year per share and cumulative. The Series B issue (par value

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

$.01 per share) was to pay dividends at $6.00 per share per year and also was cumulative. Series B could be redeemed at the option of the Company. The redemption price was as follows:

By December 31, 1999........................................  $1,000,000
By December 31, 2000........................................   1,500,000
By December 31, 2001........................................   2,000,000
After December 31, 2001.....................................   2,200,000

    No shares were redeemed as of December 31, 1999. After December 31, 2001, the shares are convertible into shares of common stock representing a specified increasing percentage of the shares outstanding, ranging from 593,000 shares to 1,089,000 shares as of January 2003. Cumulative dividends in arrears, but not declared, at December 31, 1999 were $32,500 and $132,000 for Series A and Series B, respectively. All dividend arrearages were eliminated in the conversion of the Series A and the purchase of the Series B as described below.

    On October 25, 2000, the Company purchased all of the Series B preferred stock for $230,000 and retired such shares. Additionally, the holders of the Series A preferred stock converted the Series A preferred stock into 1,451,000 common shares.

    On October 30, 2000, the Company effected a 14.51 for 1 stock split in the form of a stock dividend. All share amounts disclosed in these consolidated financial statements reflect this stock split as if it had occurred as of the earliest period presented.

    In March 1999, the Company completed the purchase of 725,500 shares of common stock and 50,000 shares of Series A preferred stock which was 100% of the holdings of two of the shareholders. The purchase price was $375,000 in cash, along with one producing well and the surrounding acreage. During 1998, the Company incurred $9,339 of costs associated with the purchase of the treasury stock.

    In October 2000, the board of directors and shareholders adopted the GMX Resources Inc. Stock Option Plan (the "Option Plan"). Under the Option Plan, the Company may grant both stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and options which are not qualified as incentive stock options. Options may be granted under the Option Plan to key employees and nonemployee directors.

    The maximum number of shares of common stock issuable under the Option Plan is 550,000, subject to appropriate adjustment in the event of a reorganization, stock split, stock dividend, reclassification or other change affecting the Company's common stock. All executive officers and other key employees who hold positions of significant responsibility are eligible to receive awards under the Option Plan. In addition, each director of the Company is eligible to receive options under the Option Plan. The exercise price of options granted under the Option Plan is not less than 100% of the fair market value of the shares on the date of grant. Options granted under the Plan become exercisable as the board may determine in connection with the grant of each option. In addition, the board may at any time accelerate the date that any option granted becomes exercisable.

    The board of directors may amend or terminate the Option Plan at any time, except that no amendment will become effective without the approval of the shareholders except to the extent such approval may be required by applicable law or by the rules of any securities exchange upon which the Company shares are admitted to listed trading. The Option Plan will terminate in 2010, except with respect to awards then outstanding. No options were outstanding at December 31, 2000.

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

    On February 12, 2001, the Company sold 1,250,000 units at a price of $8.00 per unit and received $8,310,560 in proceeds, net of commissions and offering expenses. The units consisted of 1,250,000 shares of common stock, 1,250,000 class A warrants, and 1,250,000 class B warrants. The class A warrants allow holders to purchase common shares of the Company for $9.00 per share prior to March 12, 2002 and $12.00 per share thereafter. The class B warrants allow holders to purchase common shares of the Company for $10.00 per share. The class A warrants expire on February 12, 2006 and the class B warrants expire on February 12, 2003. The Company used a portion of the proceeds of the offering to repay $427,500 of loans from shareholders. GMX has also granted the underwriters five-year warrants to purchase up to 125,000 units for $9.60 per unit.

NOTE G--OTHER RELATED PARTY TRANSACTIONS

    The Company had an agreement to issue common stock in exchange for services primarily performed in 1999 based on an agreement reached with an engineer in February 1999. In February 2000, 98,000 shares were issued pursuant to this agreement. Invoices subject to the agreement of $50,609 have been recorded as equity.

NOTE H--MAJOR CUSTOMERS

    Sales to individual customers constituting 10% or more of total oil and gas sales for each of the years ended December 31, 1999 and 2000 were as follows:

                                                                1999       2000
                                                              --------   --------
Teppco Crude................................................    49.7%      32.2%
Koch Gateway Pipeline.......................................    10.3%      25.1%

    Management believes that the loss of any of the above customers would not have a material impact on the Company's results of operations or its financial position.

NOTE I--HEDGING ACTIVITIES

    During 1999 and 2000, the Company utilized swap arrangements to hedge a portion of its exposure to price volatility from producing crude oil. Each swap arrangement established a price above which the Company paid the counterparty and below which the Company was paid. Results from commodity hedging transactions are reflected in oil sales. Payments by the Company in 1999 totaled $81,600 and in 2000 totaled $596,670.

    The Company had a swap arrangement covering 5,000 barrels of crude oil per month through December 31, 2000 at a price of $20.25 per barrel. The swap arrangement covered approximately 80% of the Company's expected monthly production. The Company also entered into a natural gas price swap that initiated in January 2001 and is to expire in June 2001. The agreement relates to 20,000 mmbtu whereby the Company will receive a fixed price of $4.70 per mmbtu and pay the counterparty an index price.

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

    The fair value of the financial instrument as of December 31, 1999 was a liability of approximately $134,000. The fair value of the financial instrument as of December 31, 2000 was a liability of approximately $187,800.

NOTE J--CONCENTRATION OF CREDIT RISK

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federal insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

NOTE K--OIL AND GAS OPERATIONS

    Capitalized costs related to the Company's oil and gas producing activities as of December 31, 1999 and 2000 are:

                                                          1999         2000
                                                       ----------   ----------
Unproved properties..................................  $  720,210   $  792,139
Producing properties.................................   7,176,877    9,179,489
                                                       ----------   ----------
                                                        7,897,087    9,971,628
Less accumulated depreciation, depletion, and
  amortization.......................................    (756,297)  (1,108,938)
                                                       ----------   ----------
Net capitalized costs................................  $7,140,790   $8,862,690
                                                       ==========   ==========

    Unproved properties include leaseholds under exploration. Producing properties include mineral properties with proved reserves, development wells, and uncompleted development well costs. Support equipment and facilities include costs for pipeline facilities, field equipment, and other supporting assets involved in oil and gas producing activities. The accumulated depreciation, depletion, and amortization represent the portion of the assets which has been charged to expense.

    Costs incurred in oil and gas property acquisitions, exploration, and development activities in 1999 and 2000 are as follows:

                                                          1999         2000
                                                       ----------   ----------
Property acquisition costs--unproved.................  $  199,860   $  335,259
Property acquisition costs--proved...................     514,212      359,753
Development costs....................................     490,587    1,379,531
                                                       ----------   ----------
                                                       $1,204,659   $2,074,543
                                                       ==========   ==========

    Development costs include the cost of drilling and equipping development wells and constructing related production facilities for extracting, treating, gathering, and storing oil and gas from proved reserves.

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

    The Company's results of operations in 1999 and 2000 include revenues and expenses associated directly with oil and gas producing activities.

                                                          1999         2000
                                                       ----------   ----------
Oil and gas sales....................................  $2,122,770   $4,153,934
Production costs.....................................   1,074,783    1,467,359
Depreciation, depletion and amortization.............     359,199      352,641
Income tax expense...................................          --      405,000
                                                       ----------   ----------
Results of operations for oil and gas producing
  activities.........................................  $  688,788   $1,928,934
                                                       ==========   ==========

NOTE L--SUPPLEMENTAL INFORMATION ON OIL AND GAS OPERATIONS (UNAUDITED)

    The oil and gas reserve quantity information presented below is unaudited and is based upon reports prepared by independent petroleum engineers. The information is presented in accordance with regulations prescribed by the Securities and Exchange Commission. The Company emphasizes that reserve estimates are inherently imprecise. The Company's reserve estimates were estimated by performance methods, volumetric methods, and comparisons with analogous wells, where applicable. The reserves estimated by the performance method utilized extrapolations of historical production data. Reserves were estimated by the volumetric or analogous methods in cases where the historical production data was insufficient to establish a definitive trend. Accordingly, these estimates are expected to change, and such changes could be material and occur in the near term as future information becomes available.

    Proved oil and gas reserves represent the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are those expected to be recovered through existing wells with

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

existing equipment and operating methods. As of December 31, 1999 and 2000, all of the Company's oil and gas reserves were located in the United States.

                                                              OIL        GAS
                                                            (MBBLS)     (MMCF)
                                                            --------   --------
DECEMBER 31, 1999
  Proved reserves, beginning of period....................   1,864      17,301
  Extensions, discoveries, and other additions............      66       2,219
  Production..............................................     (71)       (443)
  Sale of reserves in-place...............................     (20)         --
  Revisions of previous estimates.........................    (192)        201
                                                             -----      ------
  Proved reserves, end of period..........................   1,647      19,278
                                                             =====      ======

  Proved developed reserves:
    Beginning of period...................................     780       8,597
                                                             =====      ======
    End of period.........................................   1,083       9,194
                                                             =====      ======

DECEMBER 31, 2000
  Proved reserves, beginning of period....................   1,647      19,278
  Extensions, discoveries, and other additions............   2,161      30,409
  Production..............................................     (75)       (710)
  Revisions of previous estimates.........................     125          93
                                                             -----      ------
  Proved reserves, end of period..........................   3,858      49,070
                                                             =====      ======

  Proved developed reserves:
    Beginning of period...................................   1,083       9,194
                                                             -----      ------
    End of period.........................................   1,410      15,352
                                                             -----      ------

    Future cash inflows and future production and development costs are determined by applying year-end prices and costs to the estimated quantities of oil and gas to be produced. Estimates are made of quantities of proved reserves and the future periods during which they are expected to be produced based on year-end economic conditions. Estimated future income taxes are computed using current statutory income tax rates including consideration of the current tax bases of the properties and related carryforwards giving effect to permanent differences. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

    The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board, and, as such do not necessarily reflect the Company's expectations of actual revenue to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

    The following summary sets forth the Company's future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in Statement of Financial Accounting Standards No. 69.

                                                      DECEMBER 31,   DECEMBER 31,
                                                          1999           2000
                                                      ------------   ------------
                                                          (IN            (IN
                                                       THOUSANDS)     THOUSANDS)
Future cash inflows.................................     $78,630       $587,789
Future production costs.............................     (22,482)       (82,013)
Future development costs............................      (6,096)       (13,466)
Future income tax provisions........................     (12,160)      (169,578)
                                                         -------       --------

    Net future cash inflows.........................      37,892        322,732
Less effect of a 10% discount factor................     (14,989)      (136,451)
                                                         -------       --------
    Standardized measure of discounted future net
      cash flows....................................     $22,903       $186,281
                                                         =======       ========
    Discount (at 10%) future net cash flows before
      income taxes..................................     $30,523       $284,161
                                                         =======       ========

    Oil and condensate prices were based on an equivalent base price of $26.83 per barrel for benchmark posted West Texas Intermediate Crude Oil at closing on December 31, 2000. Adjustments to the base price were made to each lease to adjust the base price for crude oil quality, contractual agreements, and regional price variations. The average oil price used in the reserve estimates was $26.42 per barrel. Natural gas prices were based on an equivalent base price of $9.81 per million British thermal unit (mmbtu) for the composite Henry Hub Spot Market benchmark price at closing on December 31, 2000. Adjustments to the base price were made to each lease to adjust the base price for quality, contractual agreements, and regional price variations. The average natural gas price used in the reserve estimates was $9.90 per mmbtu. Future income tax expenses are computed by applying the appropriate statutory rates to the future pre-tax net cash flows relating to proved reserves, net of the tax basis of the properties involved giving effect to permanent differences, tax credits, and allowances relating to proved oil and gas reserves. Subsequent to December 31, 2000, natural gas prices have decreased. The average price for February 2001 and May 2001 as measured by the composite Henry Hub benchmark price was $5.74 per mmbtu and $4.24 per mmbtu, respectively.

                      GMX RESOURCES INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     DECEMBER 31, 1999 AND 2000 (CONTINUED)

    (INFORMATION AS IT RELATED TO MARCH 31, 2001 AND THE THREE MONTHS ENDED
                MARCH 31, 2000 AND MARCH 31, 2000 IS UNAUDITED)

    Principal changes in the standardized measure of discounted future net cash flows attributable to the Company's proved reserves are as follows:

                                                      DECEMBER 31,   DECEMBER 31,
                                                          1999           2000
                                                      ------------   ------------
Standardized measure, beginning of year.............     $19,246       $ 22,903
Sales of oil and gas, net of production costs.......        (976)        (2,687)
Net changes in prices and production costs..........       3,809         84,709
Extensions and discoveries, net of future
  development costs.................................         422        166,091
Development costs that reduced future development
  costs.............................................         491            900
Revisions of quantity estimates.....................      (1,250)         1,870
Sales of reserves in place..........................         (46)            --
Accretion of discount...............................       2,528          3,025
Net changes in income taxes.........................      (1,321)       (90,530)
                                                         -------       --------
Standardized measure, end of year...................     $22,903       $186,281
                                                         =======       ========

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                               TABLE OF CONTENTS

PROSPECTUS SUMMARY....................    3

RISK FACTORS..........................    8

FORWARD LOOKING STATEMENTS............   15

USE OF PROCEEDS.......................   15

CAPITALIZATION........................   16

PRICE RANGES OF COMMON STOCK AND
  WARRANTS............................   16

DIVIDEND POLICY.......................   17

SELECTED FINANCIAL DATA...............   17

MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   20

BUSINESS..............................   27

MANAGEMENT............................   38

SECURITY OWNERSHIP OF CERTAIN
  BENEFICIAL OWNERS AND MANAGEMENT....   43

DESCRIPTION OF SECURITIES.............   43

UNDERWRITING..........................   45

LEGAL MATTERS.........................   48

EXPERTS...............................   48

AVAILABLE INFORMATION.................   48

CERTAIN TECHNICAL TERMS...............   48

INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                            ------------------------

                                2,000,000 SHARES

                                  COMMON STOCK

                               GMX RESOURCES INC.

                                      LOGO

                                   PROSPECTUS

                                 July 18, 2001

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